

2021 Notice of Annual Meeting of Shareholders & Proxy Statement

Friday, May 28, 2021
Virtual meeting at 10:00 a.m., Eastern Time
www.virtualshareholdermeeting.com/LOW2021



Dear Fellow Shareholders:

On behalf of the Board of Directors and management team, we would like to thank you for your continued investment in Lowe's. This past year presented unprecedented challenges as the COVID-19 global health crisis brought far-reaching economic and social implications for our company, our associates and our society. We are incredibly proud of the hard work and dedication of our front-line associates, who supported our communities in their time of need and helped our customers keep their homes and businesses safe and operational.

We would like to highlight several of the ways the Board and management team have been working on your behalf.

Our Response to the COVID-19 Pandemic: Our commitment to our associates and communities has never been more evident than in this extraordinary year. In fiscal 2020, we provided nearly $1.3 billion in COVID-related support for associates, communities and store safety. As an essential retailer, we responded to the pandemic by establishing three key priorities:

- *Creating a safe store environment for our associates and our customers*: We quickly implemented numerous safety standards in support of social distancing and enhanced sanitizing and cleaning. We also adopted safety measures by requiring all front-line associates to wear masks and a standard for all customers to wear masks as well.

- *Financially supporting our front-line associates*: We provided over $900 million in incremental COVID-related financial support for our front-line hourly associates, including special payments, as well as providing additional emergency paid leave and extending telemedicine benefits.

- *Providing support for our communities*: Serving customers and giving back to the communities in which we operate and live have always been core values at Lowe's. In 2020, we contributed more than $150 million to support our communities, including more than $100 million in pandemic-related relief.

Strategy and Performance Throughout our Company Transformation: Our improved execution across our store operations and supply chain enabled us to meet the unprecedented levels of consumer demand for home improvement products and services in 2020. We delivered outstanding results, with a 41% increase in diluted earnings per share to $7.75 and a 54% increase in adjusted diluted earnings per share to $8.86,* driven by total sales growth of 24%, comparable sales growth of 26%, a 53% increase in operating income and a 47% increase in adjusted operating income.*

Shareholder Engagement: We have a robust shareholder engagement program, and we value the feedback we have received from our shareholders over the years. This past winter, we reached out to 34 investors representing 47% of shares outstanding and met with 17 investors representing 35% of shares outstanding to discuss a range of ESG-related topics. These conversations focused on our response to the COVID-19 pandemic, strategy, human capital management efforts, diversity and inclusion programs and initiatives, Board composition, environmental sustainability and our corporate governance and executive compensation practices.

Commitment to Corporate Responsibility: Acting in a socially responsible manner is a cornerstone of our company and fundamental to our success. Our strategy is responsive to the needs of our key stakeholders and focused on promoting sustainability throughout our value chain, improving the health and well-being of our team and reducing the environmental footprint of our operations. We have a track record of setting and achieving rigorous corporate responsibility goals and will continue to enhance our commitments and expand our focus areas in the years ahead, including around greenhouse gas emissions, net waste and responsible sourcing of materials.

Embracing Diversity and Inclusion: At Lowe's, we are committed to fostering an inclusive culture that enables everyone who touches our business to thrive and contribute to our success. We believe that, by building diverse and inclusive teams, we drive better ideas, positive business results and improved service through a deeper connection with our customers. We are focused on integrating diversity and inclusion initiatives into our corporate strategy across three key areas: talent, culture and business.

In closing, we would like to say a special thank you to our shareholders and the over 300,000 associates of Lowe's who delivered extraordinary results this year and remain steadfast in their commitment to customer service. As we look forward to 2021, we are excited about the many opportunities ahead.

Sincerely,

Richard W. Dreiling
Chairman of the Board

Marvin R. Ellison
President and Chief Executive Officer

---

* Adjusted diluted earnings per share and adjusted operating income are non-GAAP financial measures. Refer to Appendix B for a reconciliation of non-GAAP measures.

LOWE'S COMPANIES, INC.
1000 Lowes Boulevard
Mooresville, North Carolina 28117
(704) 758-1000

Notice of 2021 Annual Meeting of Shareholders

April 15, 2021

The 2021 Annual Meeting of Shareholders (the "Annual Meeting") of Lowe's Companies, Inc. (the "Company") will be held virtually via live audio webcast at 10:00 a.m., Eastern Time, on Friday, May 28, 2021 at www.virtualshareholdermeeting.com/LOW2021, for the purpose of voting on the following matters:

1. To elect the 11 candidates nominated by the Board of Directors and named in the Proxy Statement for election as directors;
2. To approve, on an advisory basis, the Company's named executive officer compensation in fiscal 2020;
3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021;
4. To consider and vote upon one shareholder proposal set forth in the accompanying Proxy Statement, if properly presented at the Annual Meeting; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors unanimously recommends a vote "FOR" each of the director nominees in proposal 1, "FOR" proposals 2 and 3, and a vote "AGAINST" the shareholder proposal. The persons named as proxies will use their discretion to vote on other matters that may properly arise at the Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on March 22, 2021 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

In light of the ongoing public health concerns related to the COVID-19 pandemic, we are holding the Annual Meeting in a virtual-only format. You will not be able to attend the Annual Meeting in person. We look forward to returning to the in-person meeting format once it is safe to do so. To attend the Annual Meeting, vote and submit your questions during the Annual Meeting, you will need to visit the Annual Meeting website noted above and enter your 16-digit control number found on your proxy card, voting instruction form, Notice of Internet Availability of Proxy Materials or legal proxy, as applicable. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com using your 16-digit control number or by the other methods described in the Proxy Statement. For more information about the virtual-only meeting format, please see page 65 of the Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are encouraged to vote as soon as possible to ensure that your shares are represented at the meeting.

Sincerely,

Ross W. McCanless
Executive Vice President, General Counsel and Corporate Secretary

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Shareholders to Be Held on May 28, 2021:**

The Notice of 2021 Annual Meeting of Shareholders, Proxy Statement and
2020 Annual Report to Shareholders are available at www.proxyvote.com.

PROXY SUMMARY

We generate sustainable shareholder value by driving operational excellence throughout the enterprise, consistently generating high levels of cash flow and optimizing our capital deployment. We have demonstrated a strong commitment to returning capital to our shareholders and continued dividend growth since 1961.

8%	$7.2 Billion	$18.9 Billion
2020 PER SHARE INCREASE IN ANNUAL DIVIDEND	DIVIDENDS PAID IN THE LAST FIVE YEARS	SHARES REPURCHASED IN LAST FIVE YEARS

This summary highlights certain information contained in the Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. References to "Lowe's," the "Company," "we," "us," "our" and similar terms refer to Lowe's Companies, Inc.

FISCAL 2020 FINANCIAL HIGHLIGHTS

$89.6 BILLION IN SALES +24% YOY	$11.0 BILLION CASH FLOWS FROM OPERATIONS	$7.75 DILUTED EPS +41% YOY	$8.86 ADJUSTED DILUTED EPS* +54% YOY

YOY = Year over Year Comparison

* Adjusted diluted earnings per common share ("EPS") is a non-GAAP financial measure. Refer to Appendix B for a reconciliation of non-GAAP measures. Fiscal 2019 diluted EPS was $5.49 and adjusted diluted EPS was $5.74.

Disciplined Capital Allocation



Returned **$6.7** Billion to Shareholders

Share Repurchases $5.0 Billion

Dividends $1.7 Billion

Annual Dividends per Share



2015	2016	2017	2018	2019	2020
$1.07	$1.33	$1.58	$1.85	$2.13	$2.30

RESPONDING TO THE COVID-19 PANDEMIC

In 2020, Lowe's rose to the challenges presented by the COVID-19 pandemic through the hard work and dedication of our associates, especially those on the front lines, who supported our communities and helped our customers keep their homes and businesses safe and operational. In late February, Lowe's rapidly responded to the crisis by establishing a cross-functional COVID-19 taskforce and opening a company-wide Command Center. As an essential retailer, we established three key priorities:

- Creating a safe store environment for our associates and our customers;
- Financially supporting our front-line associates; and
- Providing support for our communities.

In fiscal 2020, we provided nearly $1.3 billion in financial support of these critical priorities.

STORE SAFETY

We invested over **$200 million** in support of numerous safety standards

- Enhanced **cleaning services** during and after operating hours
- Installed **Plexiglass shields** at all point-of-sale registers
- Developed an app to help store leaders **limit customer traffic** when neccessary
- Launched **curbside pickup and buy-online-pickup-in-store lockers** to expand contactless shopping options
- Require associates to **wear masks or face coverings**
- **Provide customers with masks** in support of a nationwide mask standard

ASSOCIATE SUPPORT

We invested over **$900 million** to support our front-line hourly associates and their families

- Provided **special payments and temporary wage increases** to full- and part-time hourly associates
  - 7 discretionary payments of $300 for full-time hourly associates and $150 for part-time hourly associates
  - Temporary $2 per hour wage increase in the month of April

  Extended **telemedicine benefits** to all associates and their families, even if they were not enrolled in Lowe's medical plans
- Established **14 days of emergency paid leave** for associates in need and up to four weeks for those at high risk of severe illness from COVID-19
- Provided **two extra weeks of paid vacation** to salaried front-line managers
- **No layoffs** or pay reductions
- Donated nearly **$3 million** to support associates through Lowe's Employee Relief Fund

COMMUNITY IMPACT

We contributed over **$100 million** to support COVID-19 relief in the communities in which we operate and live, including:

- **$55 million in relief grants** to minority-owned, women-owned and rural small businesses
- **$16 million donation of essential protective products** for medical professionals and first responders

We **hired 90,000 associates** into permanent roles during a time of high unemployment

SUCCESSFUL IMPLEMENTATION OF RETAIL FUNDAMENTALS STRATEGY

Shortly after joining the Company in fiscal 2018, the new executive leadership team led by our President and Chief Executive Officer ("CEO"), Marvin R. Ellison, established a retail fundamentals strategy with the objective of transforming Lowe's into a world-class omni-channel retailer. This strategy focused on building our operating capabilities through strategic investments in merchandising excellence, supply chain transformation, operational efficiency and customer engagement.



STRATEGIC INITIATIVES

Our Mission

Together, deliver the right home improvement products, with the best service and value, across every channel and community we serve.

OMNI-CHANNEL

Merchandising Excellence	Supply Chain Transformation	Operational Efficiency	Customer Engagement
IMPROVE PRODUCTIVITY	FULFILLMENT AND DELIVERY OPTIMIZATION	STORE SIMPLIFICATION	OWN THE PRO
DRIVE LOCALIZATION	ORDER MANAGEMENT OPTIMIZATION	IN-STOCK EXECUTION	ASSOCIATE ENGAGEMENT
IMPROVE RESET EXECUTION			
BEST-IN-CLASS ONLINE EXPERIENCE			

With the onset of the COVID-19 pandemic, there was a need to quickly implement numerous safety standards in support of social distancing and enhanced sanitizing and cleaning and respond to a sharp increase in customer demand for contactless shopping options. We leveraged the improved operating capabilities achieved from our retail fundamentals strategy, and we were able to move nimbly and effectively to meet the needs of our customers. For example:

- We improved fulfillment capabilities at our stores through a rapid roll out of curbside pickup followed by touchless, easy-to-use pickup lockers.
- We enhanced the Lowe's mobile app to improve the customer pickup experience and accelerated the re-platforming of Lowes.com, which transformed site stability and enabled the site to handle an over 70% increase in traffic volumes in 2020.
- We accelerated technology updates that enabled quicker fulfillment, and we more than doubled the number of items available online.

These efforts, combined with the continued execution on our strategic initiatives, have driven outstanding results. In fiscal 2020, the Company began to take market share through outsized gains in sales to our DIY and Pro customers. These achievements enabled us to deliver value to shareholders through the payment of $1.7 billion in dividends and the repurchase of $5.0 billion of our shares of common stock.

Given the success of our retail fundamentals strategy, combined with the sharp increase in customer demand and our improved execution, we unveiled a new strategy to accelerate our market share gains at the end of 2020. The Total Home strategy reflects Lowe's commitment to providing a "total home solution" across every area in the home, including products and services for everything needed to repair and improve the home. This encompasses simple and complex installation services, as well as all product categories, including new categories that Lowe's has not traditionally provided. The Total Home strategy is designed to enhance customer engagement and grow market share by intensifying the Company's focus on the Pro customer, expanding our online business, modernizing installation services, improving localization efforts and elevating our product assortment.

We are confident that we are making the right investments in the business to generate long-term growth and continue to create sustainable shareholder value.

OVERVIEW OF OUR EXECUTIVE COMPENSATION PROGRAM

Our Executive Compensation Program is Linked to Our Strategy

Lowe's has a long-standing commitment to pay for performance and provides a significant portion of compensation opportunities through variable pay arrangements. The Board of Directors (the "Board") places significant emphasis on the long-term success of the Company and strong alignment with the interests of all stakeholders, including shareholders, customers, our associates and the communities in which we operate. Our executive compensation program is designed to drive long-term shareholder value by aligning executive pay with our strategy and shareholder interests and attracting and retaining talented executives.

For fiscal 2020, we maintained the principal features and performance-based elements of our executive compensation program while making select changes to our annual incentive plan to support our retail fundamentals strategy. We added a strategic metric for Pro sales growth in the U.S. home improvement market in support of our strategy and business plan. We also re-aligned the weightings of the financial and strategic metrics for our annual incentive plan to allow for the addition of the Pro sales growth metric. Our executive compensation program is designed to reward executives for growth in the Company's sales and earnings, the creation of long-term shareholder value and the effective execution of our business strategies and operating priorities. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, which are focused on driving operational excellence and better serving our customers; and

- Provide market competitive total compensation with an opportunity to earn above market median pay when the Company delivers results that exceed performance targets, and below median pay when the Company falls short of performance targets.

Key Elements of our 2020 Executive Compensation Program

Lowe's compensation mix is heavily performance-based with 72% of the CEO's and 67% of the other named executive officers' annualized target compensation at-risk and contingent upon the achievement of performance objectives or relative and absolute share price performance. Additionally, 67% of the CEO's and 65% of the other named executive officers' compensation is in the form of long-term incentives.





67% Long-Term
72% Performance-Based
11% Base Salary
22% Target Annual Incentive
33% Performance Shares Units
17% Stock Options
17% Time-Vested Restricted Stock Awards
CEO Compensation
65% Long-Term
67% Performance-Based
17% Base Salary
18% Target Annual Incentive
33% Performance Shares Units
16% Stock Options
16% Time-Vested Restricted Stock Awards
Other NEO Compensation

Compensation Best Practices

Pay for Performance Philosophy	Compensation Policies	What We Don't Do
✔ Provide 80% to 90% of total direct compensation opportunity for named executive officers in the form of annual and long-term incentives ✔ Target total compensation positioned at market median with opportunity to earn above or below market pay ✔ Total Shareholder Return modifier included in performance share unit payouts ✔ Operating income and sales metrics are equally weighted in annual incentive plan to promote profitability	✔ Robust stock ownership guidelines for executive officers and non-employee directors ✔ Clawback policy for all incentive compensation of executive officers ✔ Prohibition on hedging and pledging of Company common stock ✔ Annual assessment of peer group composition, compensation-related risks and design of incentive plans	✖ Provide single-trigger severance or tax gross-ups following change-in-control ✖ Provide an evergreen provision in our long-term incentive plan ✖ Provide employment agreements to executives ✖ Reprice or exchange underwater stock options without shareholder approval

HUMAN CAPITAL MANAGEMENT

The full Board and the Compensation Committee oversee and regularly engage with our President and CEO, our Executive Vice President, Human Resources and senior leadership on a broad range of human capital management topics, including culture, talent management and succession planning, compensation and benefits, diversity and inclusion and employee engagement feedback gathered from the Company's annual Building Engagement and Success Together ("BEST") associate engagement survey. In addition to the full Board's review of talent management topics as standing agenda items, including CEO and senior management succession planning, diversity and inclusion and culture, the Board also receives regular reports from the Compensation Committee on human capital management topics throughout the year.

When it comes to recruiting and retaining top talent, Lowe's strives to be an employer of choice. We are committed to creating valuable career opportunities for our associates, supporting them and the communities where they live and cultivating a culture that invites and encourages diverse opinions and ideas. We enable our associates to build meaningful careers and unlock their potential in an inclusive workplace as we work together to deliver the right home improvement products, with the best service and value, across every channel and community we serve.

Diversity and Inclusion

We believe that, by building diverse and inclusive teams, we drive better ideas, positive business results and improved service through a deeper connection with our customers. During fiscal 2019, we kicked-off a multi-year program to integrate diversity and inclusion initiatives into our corporate strategy across three areas: talent, culture and business. To foster an inclusive culture, we launched seven employee business resource groups ("BRGs") sponsored by our executive leadership team ("ELT") in 2019 and continued to support those groups virtually in 2020. Additionally, we have committed to begin publicly disclosing our Consolidated EEO-1 Report data in 2021.







Our Approach and Highlights

TALENT	CULTURE	BUSINESS
Build a workforce that can provide the best for all customers and understand how to best meet their needs	Foster an inclusive culture that unleashes the unique abilities and talents of our full workforce to serve and support our customers and community	Ensure we provide better and more diverse services and solutions resulting in strong business outcomes and investments into our communities
HIGHLIGHTS		
• **36%** of our director nominees are women and **36%** are ethnically diverse • **33%** of our ELT are women and **44%** are ethnically diverse • Activated a plan to have diverse candidate slates for director-level and above positions by partnering with our talent acquisition team and hiring managers to promote diverse interview panels for all open roles • Diversity is now integrated into our quarterly business reviews • Perfect rating of 100 on the 2020 Human Rights Campaign's Corporate Equality Index	• Three cultural focus areas to achieve our diversity and inclusion mission: – Build Trust – Create Empowerment – Growth Mindset • Seven BRGs sponsored by the ELT launched in 2019 and supported virtually in 2020 • Offer unconscious bias training to all associates	• Our President and CEO, Marvin R. Ellison, with a coalition of CEOs, formed OneTen, with the joint commitment to upskill, hire and promote one million Black Americans over the next 10 years into family-sustaining jobs with opportunities for advancement • Created the *Making It...With Lowe's* initiative focused on new product development from minority, women, veteran, service-disabled veteran, disability and LGBTQ-owned businesses • Working to establish 2021 direct and indirect diverse spend goals for the Company

Board of Directors and ELT Diversity



Director Nominees

Gender

36% Women
64% Men

Ethnicity

36% People of Color
64% White

ELT

Gender

36% Women
67% Men

Ethnicity

44% People of Color
56% White

Talent Development

We are committed to securing top talent and providing ongoing training to facilitate meaningful careers at Lowe's. We offer a variety of leadership and development programs that develop diverse and other high potential associates. We also have certification programs available to our store and technology associates to further develop their skills and knowledge base. Additionally, through our partnership with Guild Education, Lowe's Track to the Trades program provides tuition reimbursement to our associates, encouraging them to complete apprentice certifications in carpentry, plumbing, electrical, HVAC or appliance repair.

We have also seen great strides in our internal culture. This year, we saw higher participation and engagement scores in our annual BEST associate engagement survey, which helps senior management understand from our associates what Lowe's is doing well and where we have opportunities for improvement.

Total Rewards and Wellness

In the spirit of building the best team and providing them with the best care, we are proud of the financial and well-being benefits we offer to our associates. We have a history of investing in our workforce by offering locally competitive salaries and wages. We offer a wide variety of health, welfare and financial benefits to our full-time and part-time associates, including health care and insurance benefits, retirement plans, an employee stock purchase plan, paid time off, leave programs and tuition assistance, among many others. See the "Responding to the COVID-19 Pandemic" section on page ii of this Proxy Summary for examples of how we expanded benefits and wellness programs to increase associate access to care during the COVID-19 pandemic.

Store and Workplace Safety

Our associates and customers drive our success, and providing them a safe environment for both working and shopping is essential. We strive to maintain a culture of safety beginning with our leaders modeling the behaviors we want our associates to adopt, and we embed safety into associate onboarding, developmental e-learning and on-the-job training. In fiscal 2020, in response to the COVID-19 pandemic, we implemented numerous safety standards in support of social distancing and enhanced sanitizing and cleaning.

CORPORATE RESPONSIBILITY

Corporate responsibility is a cornerstone of our Company and critical to our success. We are committed to our people, communities and planet. The Sustainability Committee of the Board oversees Lowe's corporate responsibility strategies and our Sustainability Council, composed of executives and subject matter experts from across the Company, leads the Company's efforts to integrate corporate responsibility into our business. In 2020, we refreshed our materiality assessment and conducted a Task Force on Climate-related Financial Disclosures ("TCFD") analysis to enhance our sustainability strategy and programs.

We have adopted a number of policies that highlight the Company's commitment to social and environmental responsibility and that seek to promote sustainability in the operation of our business. More information about Lowe's corporate responsibility efforts and initiatives, including the 2019 Corporate Responsibility Report and our sustainability policies, is available on the Company's website at responsibility.lowes.com.

Significant Recognitions in 2020				
DJSI	**FTSE4Good**	**ENERGY STAR**	**SmartWay**	**Newsweek**
North American Index Member	Index Member	Partner of the Year	High Performer	Most Responsible Companies List

SHAREHOLDER ENGAGEMENT

Lowe's recognizes the value of and is committed to engaging with our shareholders and soliciting their views and input. This past year, members of Lowe's management and the Board continued our long-standing practice of shareholder engagement, reinforcing our commitment to building long-term, responsive relationships with our shareholders. Since the beginning of fiscal 2020, we have interacted with shareholders representing approximately 70% of our institutionally-held shares in a number of forums, including as part of our regular investor relations outreach efforts and environmental, social and governance ("ESG")-focused dialogue.

This past winter, we conducted a round of investor engagement focused primarily on ESG topics, including our response to the COVID-19 pandemic, strategy, human capital management efforts, diversity and inclusion programs and initiatives, Board composition, environmental sustainability and our corporate governance and executive compensation practices. As part of this engagement effort, we contacted 34 investors, representing approximately 47% of our outstanding shares, as well as proxy advisory firms, and met with 17 investors, representing approximately 35% of our outstanding shares. Our independent Chairman met with shareholders representing 30% of our outstanding shares to provide a direct line of communication between our shareholders and the Board of Directors. Overall, we received generally positive feedback on our current practices. Additional detail on our shareholder engagement efforts can be found in the "Shareholder Engagement" and "Compensation Discussion and Analysis" sections in the Proxy Statement.

Winter 2020 – 2021 ESG Engagement



Shareholders Contacted
34 investors, representing 47% outstanding shares

Shareholders Engaged
17 investors, representing 35% outstanding shares

CORPORATE GOVERNANCE BEST PRACTICES

Sound and Effective Corporate Governance Practices

- ✔ Active Board oversight of Lowe's strategy, business initiatives, industry positioning, human capital management, diversity and inclusion and environmental and social topics
- ✔ Active Board oversight of risk management, including cybersecurity
- ✔ Robust shareholder engagement program
- ✔ Active Board engagement in succession planning of executive officers
- ✔ Annual Board, committee, individual director and CEO evaluations

Engaged Board with Demonstrated Commitment to Refreshment and Independence

- ✔ 10 out of 11 director nominees (91%) are independent
- ✔ Independent Chairman
- ✔ Audit, Compensation, Nominating and Governance, Sustainability and Technology Committees are comprised solely of independent directors
- ✔ Regular executive sessions of independent directors
- ✔ Director mandatory retirement age of 72 years-old

Commitment to Shareholder Rights

- ✔ Shareholder ability to call special meetings (recently reduced ownership threshold to 15%)
- ✔ Market standard shareholder right of proxy access
- ✔ Directors elected annually to serve one-year terms
- ✔ Majority voting standard in uncontested director elections
- ✔ No shareholder rights plan

2021 PROPOSALS

	Board Recommends	See Page
Proposal 1: Election of Directors	✔	3
Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation	✔	59
Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm	✔	60
Proposal 4: Shareholder Proposal Regarding Amending the Company's Proxy Access Bylaw to Remove Shareholder Aggregation Limits	✘	61



Table of Contents

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as "believe", "expect", "anticipate", "plan", "project", "estimate", "intend", "will", "should", "could", "would", "may", "strategy", "potential", "opportunity", "outlook", "guidance" and similar expressions are forward-looking statements. Forward-looking statements involve, among other things, expectations, projections, and assumptions about future priorities, shareholder value, Lowe's strategic initiatives and our environmental, social and other sustainability plans and goals. Such statements involve risks and uncertainties and we can give no assurance that they will prove to be correct. Actual results may differ materially from those expressed or implied in such statements. Investors should carefully consider the risk and uncertainties described in "Item 1A – Risk Factors" in our most recent Annual Report on Form 10-K and as may be updated from time to time in Item 1A in our quarterly reports on Form 10-Q or other subsequent filings with the Securities and Exchange Commission (the "SEC"). All such forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update these statements other than as required by law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proxy Statement

The Board of Directors (the "Board of Directors" or the "Board") of Lowe's Companies, Inc. is providing these materials to you in connection with the 2021 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held virtually via live audio webcast at 10:00 a.m., Eastern Time, on Friday, May 28, 2021 at www.virtualshareholdermeeting.com/LOW2021. This Proxy Statement and related materials were first made available starting April 15, 2021. References in this Proxy Statement to "Lowe's," the "Company," "we," "us," "our" and similar terms refer to Lowe's Companies, Inc.

Shareholder Engagement

Lowe's recognizes the value of and is committed to engaging with our shareholders and soliciting their views and input. This past year, members of Lowe's management and the Board continued our long-standing practice of shareholder engagement, reinforcing our commitment to building long-term, responsive relationships with our shareholders. In December 2020, the Company continued its biennial tradition of holding an Investor Update and invited institutional shareholders to virtually attend presentations by our Chief Executive Officer and Chief Financial Officer, which provided a forum to better understand the Company's strategy and expected financial outcomes. In addition, we conduct shareholder outreach throughout the year to ensure that we understand and consider the issues of importance to our shareholders and are able to address them appropriately.

Since the beginning of fiscal 2020, we have interacted with shareholders representing approximately 70% of our institutionally-held shares in a number of forums, including as part of our regular investor relations outreach efforts and environmental, social and governance ("ESG")-focused dialogue. We report the feedback from our shareholders on a regular cadence to our Nominating and Governance Committee and Board, who have used this information to inform numerous changes to enhance our compensation, governance and sustainability efforts. In addition to a number of changes to our executive compensation program design and metrics, these changes have included the commitment to publish our Consolidated EEO-1 Report data in 2021, the amendment of our Bylaws in 2020 to reduce the ownership threshold to call shareholder special meetings to 15% of outstanding shares, an expanded clawback policy in 2019 to allow recovery for conduct resulting in reputational or financial harm and the establishment of the Technology and Sustainability Board Committees in 2018.

The following diagram provides an overview of Lowe's shareholder engagement cycle:



CONTACT
Reaching out to shareholders and having year-round conversations
LISTEN
Obtaining feedback from shareholders, discuss and evaluate internally
RESPOND
Adopting and revising policies as appropriate

This past winter, we conducted a round of investor engagement focused primarily on ESG topics, including our response to the COVID-19 pandemic, strategy, human capital management efforts, diversity and inclusion programs and initiatives, Board composition, environmental sustainability and our corporate governance and executive compensation practices. As part of this engagement effort, we contacted 34 investors, representing approximately 47% of our outstanding shares, as well as proxy advisory firms, and met with 17 investors, representing approximately 35% of our outstanding shares, and one proxy advisory firm. Our independent Chairman met with shareholders representing 30% of our outstanding shares to provide a direct line of communication between our shareholders and the Board of Directors. Overall, we received generally positive feedback on our current governance, compensation and sustainability practices. We plan to continue this enhanced program of ESG engagement going forward.

Key Items Discussed with Shareholders in 2020 and 2021	
Corporate Response to COVID-19 Pandemic	Business Performance, Strategic Direction and Transformation
Human Capital Management Efforts	Diversity and Inclusion Programs and Initiatives
Board Composition and Risk Oversight	Environmental Sustainability and Corporate Responsibility
Executive Compensation Program Design and Link to Strategy	Corporate Governance Practices



Proposal 1: Election of Directors

We are asking our shareholders to vote on the election of the 11 candidates nominated by the Board of Directors for election as directors.

The Board has nominated the 11 candidates named in this proposal for election as directors at the Annual Meeting. If elected, each nominee will serve until his or her term expires at the 2022 Annual Meeting of Shareholders or until his or her successor is duly elected and qualified. Each nominee has agreed to be named in this Proxy Statement and to serve if elected.

All of the nominees are currently serving as directors except Daniel J. Heinrich and Mary Beth West, whose Board service would commence upon their election at the 2021 Annual Meeting of Shareholders. The other current directors were elected to the Board at the 2020 Annual Meeting of Shareholders. After 10 years of service on the Board, Eric C. Wiseman was not re-nominated based on his desire to retire from service, and therefore is not standing for re-election at the 2021 Annual Meeting of Shareholders. The Board, after conferring with Lisa W. Wardell, determined not to re-nominate Ms. Wardell at the 2021 Annual Meeting of Shareholders due to her increased professional commitments as a result of joining another public company's board in March 2021. The Board thanks Mr. Wiseman and Ms. Wardell for their commitment and service to the Company.

The Nominating and Governance Committee identifies, considers and recommends to the Board director candidates who have expertise that would complement and enhance the current Board's skills and experience. It also reviews the existing time commitments of director candidates to confirm that they do not have any obligations that would conflict with the time commitments of a director of the Company. The Nominating and Governance Committee also looks to recruit candidates with different perspectives so that they can contribute to the cognitive diversity on the Board, while also recognizing the importance of having diversity of age, gender, race and ethnicity on the Board. Generally, the Nominating and Governance Committee identifies candidates through third-party search firms and, from time to time, through business and organizational contacts of the directors and management.

Among our 11 nominees for election to the Board, four self-identify as women and four self-identify as people of color (meaning an individual who self-identifies as Black or African American, Hispanic or Latino, Asian, Native Hawaiian or Other Pacific Islander or American Indian or Alaska Native).

The Board has remained mindful of refreshing its membership, with more than half of the directors nominated for election at the Annual Meeting having joined the Board in the last six years. At the same time, the Company also believes that it benefits from having several longer tenured directors on the Board, including our Chairman, who are familiar with the Company's business and can help facilitate the transfer of institutional knowledge. We believe the average tenure for our independent director nominees of five years reflects the appropriate balance the Board seeks between different perspectives brought by longer-serving and new directors.

Although the Company knows of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxy holders intend to vote your shares for any substitute nominee proposed by the Board. At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the 11 nominees named in this Proxy Statement.

 **The Board of Directors unanimously recommends a vote "FOR" the election of each of the 11 nominees named in this proposal.**

IDENTIFYING AND EVALUATING DIRECTOR NOMINEES



7
New Independent Director Nominees in the Last 6 Years

5 Years
Independent Director Nominee Average Tenure

36%
Women

6
Current or Former CEOs

36%
Ethnically Diverse

10 of 11
Independent

Board Nomination Process

The Nominating and Governance Committee, in consultation with the Chairman of the Board, reviews each director's continuation on the Board prior to his or her re-nomination to serve on the Board. The Nominating and Governance Committee evaluates whether or not the director, based upon his or her skills, background, expertise and contribution to the Board, is capable of supporting Lowe's present and future needs. After the evaluation of a director, the Chair of the Nominating and Governance Committee and the Chairman of the Board inform each director under consideration of the Committee's decision.

Additionally, with the assistance of an independent search firm, the Nominating and Governance Committee conducts targeted searches to identify well-qualified candidates who may have different skills or backgrounds needed for the Company to execute its strategic vision. If an independent search firm is used, the Nominating and Governance Committee retains the search firm and approves payment of its fees.

The Nominating and Governance Committee will consider nominees recommended by shareholders, and its process for doing so is no different than its process for screening and evaluating candidates suggested by directors, management of the Company or third parties. See "Shareholder Proposals for the 2022 Annual Meeting" elsewhere in this Proxy Statement for the timeframe for shareholders to provide notice of any nominations of persons for election to the Board.

Mr. Heinrich and Ms. West were recommended to the Nominating and Governance Committee by an independent search firm.

Board Composition and Refreshment

At least annually, the Board seeks input from each of its directors with respect to the current composition of the Board in light of changes in our current and future business strategies, as well as our operating environment, as a means to identify any backgrounds or skill sets that may be helpful in maintaining or improving alignment between our Board composition and our business. In addition, we seek feedback from our shareholders regarding the backgrounds and skill sets that they would like to see represented on our Board. The Nominating and Governance Committee considers this feedback in its director search process.

Additionally, in order to promote thoughtful Board refreshment and to provide additional opportunities to maintain a balanced mix of perspectives and experience, the Board has adopted a mandatory retirement policy for non-employee directors as set forth in our Corporate Governance Guidelines. No director who is, or would be over, the age of 72 at the expiration of his or her current term may be nominated to a new term.

The Board also prioritizes robust director orientation and on-boarding programs to help new directors become rapidly integrated into boardroom discussions and maximize their contributions.

LOWE'S

Board Commitment

The Board understands the significant time commitment involved with serving on the Board and its committees, and it takes steps to assess that all directors and director nominees have the time necessary to fulfill their duties. Our Nominating and Governance Committee and Board only nominate candidates who they believe are capable of devoting the necessary time to successfully meet their duties, taking into account principal occupations, memberships on other boards and other responsibilities. For the nominees this year, this assessment included a review of Mr. Dreiling's fulfillment of his responsibilities as our independent Chairman of the Board while also serving as member of three other public company boards. Directors must advise our Chairman of the Board prior to joining the board of another public company or any assignment to the audit or compensation committee of the board of directors of any public company of which such director is a member. In addition, directors must offer to resign from the Board as a result of changes to their principal occupation, subject to further consideration by the Nominating and Governance Committee. The Nominating and Governance Committee assesses directors' time commitment to the Board throughout the year, including through the annual evaluation process, and it determined that all of the director nominees clearly demonstrated the necessary time commitment involved in serving on our Board and its committees.

Board Diversity

The Board is committed to having diverse (inclusive of gender and race) individuals from different backgrounds with varying perspectives, professional experience, education and skills serving as members of the Board. The Board believes that a diverse membership with a variety of perspectives and experiences is an important feature of a well-functioning board, and the composition of the Board reflects the Board's commitment to diversity. The Nominating and Governance Committee assesses effectiveness with regard to this policy in connection with its annual evaluation of the Corporate Governance Guidelines.

Board Qualifications and Criteria

Candidates nominated for election or re-election to the Board should possess the following qualifications:

- High personal and professional ethics, integrity, practical wisdom and mature judgment;

- Diverse individuals with varying perspectives and experience;

- Broad training and experience at the policy-making level in business, government, education or technology;

- Expertise that is useful to the Company and complementary to the background and experience of other Board members;

- Willingness to devote the required amount of time to carrying out duties and responsibilities of Board membership;

- Commitment to serve on the Board over a period of several years to develop knowledge about the Company's principal operations; and

- Willingness to represent the best interests of all shareholders and objectively appraise management performance.

When determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers the evaluation results of the Board, committees and individual directors and the attendance and overall engagement of the director in Board activities.

Director Nominees' Skills, Backgrounds and Expertise

Our director nominees possess a balance of distinguished leadership, diverse perspectives, strategic skill sets, backgrounds and professional experience relevant to our business and strategic objectives, including:

7 DIVERSITY
Diversity strengthens our competitive advantage and reflects the customers we serve

11 HUMAN CAPITAL MANAGEMENT
Experience in organizational management and talent development providing key insights into developing and investing in our associates

11 CORPORATE GOVERNANCE / REGULATORY / RISK MANAGEMENT
Corporate governance experience as a director or officer of a public company, legal/regulatory experience and/or risk management experience

3 TECHNOLOGY AND E-COMMERCE
Leadership and understanding of technology and data security. Expertise in digital platforms and new media supporting omni-channel strategy

9 FINANCE
Experience as senior financial executive with an understanding of financial reporting and controls, planning and capital allocation

11 SENIOR LEADERSHIP
Experience as executive officer level business leader and/or senior government leader

5 MARKETING / BRAND MANAGEMENT
Marketing or managing well-known brands and the types of consumer products and services we sell

6 RETAIL INDUSTRY EXPERIENCE
An understanding of operational, financial and strategic issues facing large retail companies

DIRECTOR NOMINEES

RAUL ALVAREZ



Director Since: 2010
Age: 65
Lowe's Board Committees:
• Compensation
• Sustainability
• Technology
Current Public Company Directorships:
• Eli Lilly and Company

Mr. Alvarez has been an Operating Partner of Advent International Corporation, a private equity firm, since 2017. He retired as a director and the Chairman of Skylark Co., Ltd., a public Japanese holding company operating more than 3,000 restaurants, in March 2018. Mr. Alvarez served as President and Chief Operating Officer of McDonald's Corporation, which franchises and operates over 32,000 McDonald's restaurants in the global restaurant industry, from August 2006 until his retirement in December 2009. Previously, he served as President of McDonald's North America from January 2005 to August 2006 and as President of McDonald's USA from July 2004 to January 2005. Mr. Alvarez joined McDonald's in 1994 and held a variety of leadership positions during his tenure with the company, including Chief Operations Officer and President of the Central Division, both with McDonald's USA, and President of McDonald's Mexico. Before joining McDonald's, Mr. Alvarez served as a Corporate Vice President and as Division Vice President-Florida for Wendy's International, Inc. from 1990 to 1994. Prior to that, he was with Burger King Corporation from 1977 to 1989 where he held a variety of positions, including Managing Director of Burger King Spain, President of Burger King Canada and Regional Vice President for the Florida Region.

Mr. Alvarez served on the boards of Realogy Holdings Corp. from August 2013 to May 2018 and Dunkin' Brands Group, Inc. from May 2012 to December 2020.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Alvarez brings to the Lowe's Board more than 40 years of experience in the retail industry, as well as extensive executive leadership experience in managing some of the world's best known brands. As a senior executive of the leading global foodservice retailer and other global restaurant businesses, Mr. Alvarez developed in-depth knowledge of consumer marketing, brand management, multi-national operations and strategic planning.

DAVID H. BATCHELDER



Director Since: 2018
Age: 71
Lowe's Board Committees:
• Compensation
• Nominating and Governance

Mr. Batchelder was a founder, principal and member of the investment committee at Relational Investors, which managed over $6.5 billion for some of the largest pension funds in the world, from 1996 to 2015. He has over 30 years of financial management and mergers and acquisitions experience. Mr. Batchelder has served as a director of both large public and private companies in a wide range of industries (including retail, pharmaceuticals, waste disposal, healthcare, technology, energy and construction), including his service as a director on the board of The Home Depot, Inc. from 2007 to 2011.

From 1988 to 2005, Mr. Batchelder was also a Principal of Relational Advisors LLC, a financial advisory and investment banking firm. Prior to founding Relational Investors, Mr. Batchelder held various executive positions at Mesa Petroleum Company, including Chief Financial Officer and President and Chief Operating Officer, and served on Mesa's board of directors. Prior to working at Mesa, Mr. Batchelder was an Audit Manager with Deloitte & Touche LLP.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Batchelder's experience as a board member of several public and private companies provides him with valuable perspectives on corporate governance and board dynamics. In addition, his experience from Relational Investors provides our Board invaluable insights into the views of institutional investors and perspectives on Company performance and opportunities. Having served in a number of senior executive positions at Mesa, Mr. Batchelder contributes to the operational management and strategic business development skills of our Board.

ANGELA F. BRALY



Director Since: 2013
Age: 59
Lowe's Board Committees:
• Compensation, Chair
• Sustainability
• Technology
Current Public Company Directorships:
• Brookfield Asset Management, Inc.
• ExxonMobil Corporation
• The Procter & Gamble Company

Ms. Braly is the former Chair, President and Chief Executive Officer of WellPoint, Inc. (now Anthem, Inc.), a health benefits company. She served as Chair of the board from March 2010 until August 2012 and President, Chief Executive Officer and director from June 2007 through August 2012. Prior to that, Ms. Braly served as Executive Vice President, General Counsel and Chief Public Affairs Officer of WellPoint from 2005 to 2007, and President and Chief Executive Officer of Blue Cross Blue Shield of Missouri from 2003 to 2005.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
As Chair and Chief Executive Officer of a publicly-traded company, Ms. Braly developed strong executive leadership and strategic management skills while leading a Fortune 50 company in a highly regulated industry. Ms. Braly also brings extensive legal experience as a former partner of an NLJ 500 law firm and General Counsel of RightCHOICE Managed Care, Inc. and WellPoint, Inc. As Chief Public Affairs Officer for WellPoint, Ms. Braly was also responsible for the company's public policy development, government relations, legal affairs, corporate communications, marketing and social responsibility initiatives.

SANDRA B. COCHRAN



Director Since: 2016
Age: 62
Lowe's Board Committees:
• Compensation
• Sustainability
Current Public Company Directorships:
• Cracker Barrel Old Country Store, Inc.

Ms. Cochran has served as a director and as President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc., which operates over 664 old country stores and restaurants across 45 states, since September 2011. Ms. Cochran joined Cracker Barrel in April 2009 as Executive Vice President and Chief Financial Officer and was named President and Chief Operating Officer in November 2010. She was previously Chief Executive Officer at book retailer Books-A-Million, Inc. from February 2004 to April 2009 and also served as that company's President from August 1999 to February 2004, Chief Financial Officer from September 1993 to August 1999 and Vice President of Finance from August 1992 to September 1993.

Ms. Cochran served on the board of directors of Dollar General Corporation from December 2012 to April 2020.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. Cochran brings to Lowe's Board more than 25 years of retail experience as well as expertise in a number of critical areas, including marketing, risk management and strategic planning. Ms. Cochran also has significant executive-level financial experience, which she developed while serving in multiple leadership finance positions, including Chief Financial Officer of both Cracker Barrel Old Country Store, Inc. and Books-A-Million, Inc. Her financial expertise will continue to be a tremendous asset as the Company continues to develop as an omni-channel home improvement company.

LAURIE Z. DOUGLAS



Director Since: 2015
Age: 57
Lowe's Board Committees:
• Audit
• Nominating and Governance
• Technology, Chair

Ms. Douglas has served as Senior Vice President, Chief Information Officer and Chief Digital Officer of Publix Super Markets, Inc., an operator of retail food and pharmacy in Florida, Georgia, Alabama, South Carolina, Tennessee, North Carolina and Virginia, since 2019. From 2006 through 2018, she was Senior Vice President, Chief Information Officer and Chief Security Officer of Publix Super Markets. Before joining Publix Super Markets, Ms. Douglas served as Senior Vice President and Chief Information Officer of FedEx Kinko's Office and Print Services, Inc. from 2004 to 2005. From 2003 to 2004, she was Senior Vice President and Chief Information Officer of Kinko's, Inc.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. Douglas brings to Lowe's Board many years of setting the enterprise technology, digital and security visions and driving the related implementations for two Fortune 500 companies. Ms. Douglas' expertise spans broad IT disciplines, including application development and infrastructure, digital and mobile, omni-channel, data security and regulatory compliance. Ms. Douglas is a highly respected technology leader focused on driving shareholder value with technology solutions that foster premier customer service, operational excellence and profitable growth and who has financial management responsibility for IT investments. Ms. Douglas also has relevant experience with emerging technologies to ensure ongoing relevance as technology changes at an unprecedented rate.

RICHARD W. DREILING



Director Since: 2012
Age: 67
Current Public Company Directorships:
• Aramark Corporation
• Kellogg Company
• PulteGroup, Inc.

Mr. Dreiling serves as the independent Chairman of the Board of Directors of Lowe's. Mr. Dreiling retired in June 2015 from Dollar General Corporation, the nation's largest small-box discount retailer, as Chief Executive Officer, a position he held since January 2008. Mr. Dreiling served as Chairman of Dollar General Corporation from December 2008 until January 2016 and as Senior Advisor from June 2015 until January 2016. Before joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008, and as Chairman of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President-Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President-Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a southern California food and drug division of Safeway.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Dreiling brings to Lowe's Board more than 40 years of retail industry experience at all operating levels and a unique perspective as a result of his experience progressing through the ranks within various retail companies. Over the course of his career, Mr. Dreiling has developed deep insight into all key areas of a retail business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of a number of retail companies. Mr. Dreiling also has strong business development expertise in expanding the footprint and offerings provided by several retailers into new regions.

MARVIN R. ELLISON



Director Since: 2018
Age: 56
Current Public Company Directorships:
• FedEx Corporation

Mr. Ellison has served as President and Chief Executive Officer of Lowe's since July 2018. Mr. Ellison previously served as Chief Executive Officer of J. C. Penney Company, Inc., a department store retailer, from August 2015 to May 2018 and Chairman of the Board from August 2016 to May 2018. He served as President of J. C. Penney from November 2014 to July 2015. Mr. Ellison served as Executive Vice President–U.S. Stores of The Home Depot, Inc., a home improvement retailer, from August 2008 to October 2014. He also served in a variety of operations roles at The Home Depot, including as President–Northern Division from 2006 to 2008, Senior Vice President–Logistics from 2005 to 2006, Vice President–Logistics from 2004 to 2005, and Vice President–Loss Prevention from 2002 to 2004. From 1987 to 2002, Mr. Ellison served in a variety of operational roles with Target Corporation. Mr. Ellison served as a director of H&R Block, Inc. from 2011 to 2014 and a director of J. C. Penney Company, Inc. from 2014 to 2018. Mr. Ellison also serves on the board of the Retail Industry Leaders Association.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Ellison has more than 30 years of leadership and operational experience in the retail industry, including expertise in managing a large network of stores and employees as well as global logistics networks. He brings extensive experience in the home improvement industry, having spent 12 years in senior-level operations roles with The Home Depot, where he oversaw U.S. sales, operations, install services and pro strategic initiatives, and improved customer service and efficiency across the organization to serve both do-it-yourself and pro customers.

DANIEL J. HEINRICH



Age: 65
Current Public Company Directorships:
• Aramark Corporation
• Edgewell Personal Care Company
• Ball Corporation

Mr. Heinrich most recently served as Executive Vice President, Chief Financial Officer of The Clorox Company, a global manufacturer and marketer of consumer and professional products, from June 2009 to November 2011. Mr. Heinrich joined Clorox in 2001 as Vice President, Controller and served in that role until 2003. In 2003, he became Vice President, Chief Financial Officer and in 2004 he became Senior Vice President, Chief Financial Officer. Prior to joining Clorox, his roles included Senior Vice President and Treasurer of Transamerica Finance Corporation, Senior Vice President, Treasurer and Controller of Granite Management Company, Senior Vice President, Controller and Chief Accounting Officer of First Nationwide Bank and Senior Audit Manager with Ernst & Young.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
As the former Chief Financial Officer of a large, global organization, Mr. Heinrich brings extensive executive-level financial knowledge and experience to the Lowe's Board. Mr. Heinrich has strong expertise in the areas of strategic business development, risk management, mergers and acquisitions, accounting and information technology. Additionally, Mr. Heinrich brings to our Board valuable perspectives on corporate governance through his experience serving as a director of several public companies.

BRIAN C. ROGERS



Director Since: 2018
Age: 65
Lowe's Board Committees:
• Audit
• Nominating and Governance, Chair
Current Public Company Directorships:
• Raytheon Technologies Corporation

Mr. Rogers retired as the Non-Executive Chairman of T. Rowe Price Group, Inc., a global investment management organization, in April 2019. He served as the Chairman from 2007 to 2017 and as Chief Investment Officer from 2004 to 2017. Mr. Rogers served as a director of the Price Group from 1997 to 2019. In addition, Mr. Rogers was portfolio manager of one of the firm's largest funds, the T. Rowe Price Equity Income Fund, from its inception until October 2015. Mr. Rogers held a variety of other senior leadership roles and had been involved in investment management with T. Rowe Price since beginning his career there in 1982. Prior to joining T. Rowe Price, Mr. Rogers worked at Bankers Trust Company.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Through his extensive investment and management roles, including Chief Investment Officer of a large investment management firm, Mr. Rogers provides the Board with financial, investment and risk management expertise. In addition, Mr. Rogers' experience at T. Rowe Price provides our Board invaluable insights into the views of institutional investors and perspectives on Company performance and opportunities.

BERTRAM L. SCOTT



Director Since: 2015
Age: 70
Lowe's Board Committees:
• Audit, Chair
• Nominating and Governance
Current Public Company Directorships:
• AllianceBernstein Holding LP
• AXA Equitable Holdings, Inc. and certain wholly-owned subsidiaries
• Becton, Dickinson and Company

Mr. Scott retired as Senior Vice President of Population Health and Value Based Care at Novant Health, a leading healthcare provider, in May 2019, after serving in that role since 2015. Prior to that, Mr. Scott was President, Chief Executive Officer and a director of Affinity Health Plan, a provider of New York State-sponsored health coverage, from 2012 to 2014; President, U.S. Commercial of CIGNA Corporation, a global health services organization, from 2010 to 2011; Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF from 2000 to 2010; and President and Chief Executive Officer of TIAA-CREF Life Insurance Company from 2000 to 2007.

Mr. Scott currently serves on the board of AXA Equitable Holdings, Inc. ("EQH") and continues to serve on the boards of AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, which are wholly-owned subsidiaries of EQH.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Scott has served in a variety of senior leadership positions in organizations that are in highly regulated industries and brings invaluable experience to Lowe's Board in the areas of development and implementation of strategy, mergers and acquisitions and integration. Mr. Scott also brings significant experience and responsibility in the areas of sales and marketing in his roles as Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF and President and Chief Executive Officer of TIAA-CREF Life Insurance Company.

MARY BETH WEST



Age: 58
Current Public Company Directorships:
• Albertsons Companies, Inc.
• Hasbro, Inc.

Ms. West retired as Senior Vice President, Chief Growth Officer of The Hershey Company, a global confectionary manufacturer and marketer, in January 2020 after serving in that role since May 2017. Prior to that, Ms. West served as Executive Vice President, Chief Customer and Marketing Officer of J. C. Penney Company, Inc., a department store retailer, from 2015 to March 2017. From 2012 to 2014, she served as Executive Vice President, Chief Category and Marketing Officer of Mondelez International, Inc., one of the world's largest snack companies. Ms. West served as Chief Marketing Officer of Kraft Foods, Inc. from 2007 to 2012 and held a variety of other general management and marketing roles at Kraft Foods, Inc., since beginning her career there in 1986.

Ms. West served on the board of J.C. Penney Company, Inc. from 2005 to 2015.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. West brings to the Lowe's Board extensive executive leadership experience in marketing and building some of the world's most iconic brands. Ms. West has a strong background in developing compelling retail and sales experiences and brings expertise in a number of critical areas, including strategic and operational planning and execution, merchandising, communications, disruptive innovation, research and development and mergers and acquisitions.

Corporate Governance

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted Corporate Governance Guidelines setting forth guidelines and standards with respect to the role and composition of the Board, the functioning of the Board and its committees, the compensation of directors, succession planning and management development, the Board's and its committees' access to independent advisors and other matters. The Nominating and Governance Committee of the Board regularly reviews and assesses corporate governance developments and recommends to the Board modifications to the Corporate Governance Guidelines as warranted. The Company has also adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are posted on the Company's website at ir.lowes.com.

DIRECTOR INDEPENDENCE

**10 of 11 Director Nominees are Independent
All Committees are Compromised Solely of
Independent Directors**

The Company's Corporate Governance Guidelines provide that, in accordance with Lowe's long-standing policy and the applicable rules of the New York Stock Exchange (the "NYSE"), a substantial majority of the members of the Board must qualify as independent directors. The rules and regulations of the NYSE (the "NYSE rules") provide that a director does not qualify as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The NYSE rules recommend that a board of directors consider all of the relevant facts and circumstances in determining the materiality of a director's relationship with a company. The Board has adopted Categorical Standards for Determination of Director Independence (the "Categorical Standards"), which incorporate the independence standards of the NYSE rules, to assist the Board in determining whether a particular relationship a director has with the Company is a material relationship that would impair the director's independence. The Categorical Standards establish thresholds at which directors' relationships with the Company are deemed to be not material and, therefore, shall not disqualify any director or

nominee from being considered "independent." A copy of the Categorical Standards is attached as Appendix A to this Proxy Statement.

In March 2021, the Board, with the assistance of the Nominating and Governance Committee, conducted an evaluation of director independence based on the Categorical Standards, NYSE rules and SEC rules and regulations (the "SEC rules"). The Board considered all relevant transactions, relationships or arrangements between each director or director nominee (and such individual's immediate family members and affiliates) and each of Lowe's, its management and its independent registered public accounting firm in each of the most recent three completed fiscal years. In determining the independence of each director or director nominee, the Board considered and deemed immaterial to such individual's independence any transactions involving the purchase or sale of products and services in the ordinary course of business between the Company, on the one hand, and, on the other, companies or organizations at which some of our directors, director nominees or their immediate family members were officers, employees or directors in each of the most recent three completed fiscal years. In each case, the amount paid to or received from these companies or organizations was well below 2% of total revenue of such companies or organizations and consequently below the threshold set forth in our Categorical Standards.

In addition, the Board considered the amount of Lowe's discretionary charitable contributions in each of the most recent three completed fiscal years to charitable organizations where a director, director nominee or a member of such individual's immediate family, serves as a director or trustee. The Company has not made any payments to such organizations in the last three fiscal years.

As a result of the evaluation of the transactions, relationships or arrangements that do exist or did exist within the most recent three completed fiscal years (except for Mr. Ellison's), the Board determined that they all fall well below the thresholds in the Categorical Standards. Consequently, the Board determined that each of Messrs. Alvarez, Batchelder, Dreiling, Heinrich, Rogers, Scott and Wiseman and Mr. James H. Morgan (during his service in 2020) and Mses. Braly, Cochran, Douglas, Wardell and West qualifies as an independent director under the Categorical Standards, NYSE rules and SEC rules. The Board also determined that each member of the Audit, Compensation, Nominating and Governance, Sustainability and Technology Committees (see membership information below under "Board Meetings, Committees of the Board

and Board Leadership Structure—Board Committees") is independent, including that each member of the Audit Committee is "independent" as that term is defined under Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each member of the Compensation Committee is an "outside director" as

defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director" as defined under Rule 16b-3(b)(3)(i) of the Exchange Act. Mr. Ellison is not independent due to his employment by the Company as President and Chief Executive Officer.

COMPENSATION OF DIRECTORS

Compensation Philosophy

The Compensation Committee reviews director compensation annually and recommends changes to the Board for approval. The Compensation Committee assesses director compensation to align with Board and committee requirements and for market competitiveness against the Company's Peer Group and Survey Group as described on page 37.

Lowe's philosophy on compensating directors who are not employees ("non-employee directors") is to use a mix of cash and equity that will align the interests of our directors with the long-term interests of Lowe's shareholders and compensate our directors fairly and competitively for the obligations and responsibilities of serving as a director at a company of Lowe's size and scope. To implement this philosophy, we target a split of one-third cash and two-thirds equity, with total target compensation at the median of the market. A director who is an employee of the Company receives no additional compensation for his or her services as a director. A non-employee director receives compensation for his or her services as described in the following paragraphs. All directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings, conducting store visits and participating in other corporate functions. No perquisites are provided to our non-employee directors.

Annual Retainer Fees

For fiscal 2020, each non-employee director was paid an annual retainer of $90,000. Our directors do not receive any meeting fees and do not receive any additional compensation for committee service other than for serving as a committee chair. Non-employee directors who served as the Chair of the Nominating and Governance Committee, Sustainability Committee or Technology Committee received an additional $15,000; the Chair of the Compensation Committee received an additional $20,000; and the Chair of the Audit Committee received an additional $25,000. The Chairman received an additional $70,000. All annual retainer and chair fees are paid quarterly.

Stock Awards

The Board believes that director stock ownership provides greater alignment of interests between directors and shareholders and promotes strong corporate governance practices. The compensation plan adopted by the Board for non-employee directors adheres to this principle by providing a substantial portion of such director's compensation in deferred stock units, which are credited to a deferral account during the term of such director's service and are payable to the director (or to the director's estate if the director should die while serving on the Board) in one share of common stock, $0.50 par value per share, of the Company ("Common Stock") per deferred stock unit only upon the director's termination of service as a director.

Non-employee directors receive grants of deferred stock units at the first Board meeting following the Annual Meeting of Shareholders each year (the "Award Date"). The annual grant of deferred stock units for each of the Company's non-employee directors is determined by taking the annual grant amount and dividing it by the closing price of a share of Common Stock as reported on the NYSE on the Award Date, which amount is then rounded up to the next 100 units. The deferred stock units receive dividend equivalent credits, in the form of additional units, for any cash dividends subsequently paid with respect to Common Stock. All units credited to a director are fully vested and payable in the form of Common Stock after the termination of the director's service.

For fiscal 2020, each non-employee director received an annual equity award of $175,000. The Chairman received an additional equity award of $140,000. In accordance with the Company's long-term incentive plan, the value of all equity awards granted to a non-employee director in any fiscal year may not exceed $500,000.

Deferral of Annual Retainer Fees

Each non-employee director may elect to defer receipt of all, but not less than all, of the annual retainer and any committee Chair, Chairman or, if applicable, Lead Director fees otherwise payable to the director in cash. Deferrals are credited to a bookkeeping account, and account values are adjusted based on the investment alternative selected by the director. One investment alternative adjusts the account value based on interest calculated in the same manner and at the same rate as interest on amounts invested in the short-term interest fund option available to employees participating in the Lowe's 401(k) Plan, a tax-qualified, defined contribution plan sponsored by the Company. The other investment alternative assumes that the deferrals are invested in Common Stock with reinvestment of all dividends. At the end of each year, a director participating in the plan makes an election to allocate the fees deferred for the following year between the two investment alternatives in 25% multiples. Account balances may not be reallocated between the investment alternatives. Account balances are paid in cash in a single sum payment following the termination of a director's service.

Fiscal 2020 Compensation

The following table shows the compensation paid to each non-employee director who served on the Board in fiscal 2020:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Raul Alvarez	90,000	182,490	272,490
David H. Batchelder	90,000	182,490	272,490
Angela F. Braly	108,750	182,490	291,240
Sandra B. Cochran	90,000	182,490	272,490
Laurie Z. Douglas	105,000	182,490	287,490
Richard W. Dreiling	160,000	325,875	485,875
James H. Morgan[2]	45,000	0	45,000
Brian C. Rogers	105,000	182,490	287,490
Bertram L. Scott	115,000	182,490	297,490
Lisa W. Wardell	90,000	182,490	272,490
Eric C. Wiseman	107,500	182,490	289,990

(1) The dollar amount shown for these stock awards represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation—Stock Compensation" ("FASB ASC Topic 718") for 1,400 deferred stock units granted to each non-employee director and an additional 1,100 deferred stock units granted to the Chairman of the Board in fiscal 2020. See Note 11, "Accounting for Share-Based Payments" to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 29, 2021 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used for calculating the grant date value of the deferred stock units. These amounts do not correspond to the actual value that may be recognized by a director with respect to these awards when they are paid in the form of Common Stock after the termination of the director's service.

(2) Mr. Morgan retired from the Board on May 29, 2020 and did not receive a grant of deferred stock units in 2020.

The following table shows the number of deferred stock units held by each non-employee director as of January 29, 2021:

Name	Deferred Stock Units(#)
Raul Alvarez	33,073
David H. Batchelder	5,354
Angela F. Braly	15,796
Sandra B. Cochran	9,772
Laurie Z. Douglas	12,203
Richard W. Dreiling	30,502
Brian C. Rogers	5,354
Bertram L. Scott	9,772
Lisa W. Wardell	5,354
Eric C. Wiseman	26,178

Director Stock Ownership Guidelines

To ensure that our directors become and remain meaningfully invested in Common Stock, non-employee directors are required to own shares of Common Stock having a market value equal to five times the annual retainer fee payable to them. A non-employee director must meet the stock ownership requirement within five years of becoming a member of the Board. In addition to shares owned by non-employee directors, the full value of deferred stock units is counted for purposes of determining a director's compliance with the stock ownership requirement. All of our current directors have met their objectives within the five-year time requirement.

BOARD MEETINGS, COMMITTEES OF THE BOARD AND BOARD LEADERSHIP STRUCTURE

Attendance at Board and Committee Meetings

During fiscal 2020, the Board held five meetings. Each incumbent director attended 90% or more of the aggregate number of meetings of the Board and committees of the Board on which the director served during fiscal 2020. In addition to the regularly scheduled Board and committee meetings, in fiscal 2020, directors were invited to regular calls with the Company's President and Chief Executive Officer and other members of management regarding the Company's response to the COVID-19 pandemic.

Executive Sessions of the Independent Directors

The independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings. The Company's Chairman or, if applicable, the Lead Director presides over these executive sessions and, in the Chairman's or, if applicable, the Lead Director's absence, the independent directors will select another independent director present to preside.

Annual Meetings of Lowe's Shareholders

Directors are expected to attend the Annual Meeting of Shareholders. All twelve of the directors in office at the time attended last year's Annual Meeting of Shareholders, which was held virtually.

Annual Evaluation of the Board, Committees and Individual Directors

The Board evaluates the performance of the Board, the committees of the Board and individual directors on an annual basis. The data to evaluate the quality and impact of an individual director's service is gathered by having each director complete a questionnaire assessing the performance of all other directors and the committees of the Board of which the director completing the evaluation is a member. The Chairman of the Board discusses the results of the individual evaluations with each director. Each committee and the full Board review and discuss the results of the committee and Board evaluations. The goal is to use the results of the assessment process to enhance the Board's functioning as a strategic partner with management as well as the Board's ability to carry out its traditional monitoring and oversight function. The ways in which our evaluation processes inform Board composition, refreshment, director nomination, shareholder engagement and other matters are further discussed elsewhere in this Proxy Statement.

Board Leadership Structure

Lowe's Board is responsible for creating a leadership structure that provides independent oversight of senior management and discusses the appropriate structure for Lowe's on an annual basis. When evaluating the optimal structure, the Board reviews a variety of criteria, including shareholder feedback, Lowe's strategic goals, the current operating and governance environment, the skill set of the independent directors, the dynamics of the Board and the strengths and talents of Lowe's senior management at any given point in time. The Board does not believe that there is one leadership structure that is preferred and regularly discusses what the optimal leadership structure is for Lowe's at that time.

Lowe's Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. The Corporate Governance Guidelines further provide that if the Board determines the roles of Chairman and Chief Executive Officer are filled by the same individual, or if the Chairman is not an independent director, then a Lead Director, who must be an independent director, will be elected by the independent directors annually at the meeting of the Board held in conjunction with the Annual Meeting of Shareholders. The duties of the Lead Director are consistent with the responsibilities held by lead directors at other public companies and are further described below.

The Nominating and Governance Committee analyzed the considerations noted above, and after careful consideration, the independent directors of the Board determined that having a separate Chairman and Chief Executive Officer affords Mr. Ellison the opportunity to focus his time and energy on managing our business and allows Mr. Dreiling, our Chairman, to devote his time and attention to matters of Board oversight and governance. The Board, however, recognizes that no single leadership model is right for all companies and at all times, and the Board will review its leadership structure as appropriate (at least on an annual basis) to help it continue to be in the best interests of the Company and our shareholders.

ROLES AND RESPONSIBILITIES OF THE INDEPENDENT CHAIRMAN

The independent Chairman of the Board:

- Presides at all meetings of the Board, including executive sessions of the independent directors;
- Presides at all shareholder meetings;
- Sets the agenda for executive sessions of independent directors;
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- Has the authority to call meetings of the Board and independent directors;
- Facilitates effective communication between the Board and shareholders and shall be available for consultation and direct communication with major shareholders;
- Leads the evaluation process for individual directors, committees and the Board;
- Works with the Chair of the Nominating and Governance Committee in an annual performance review of the CEO; and
- Serves as the contact person for interested parties to communicate directly with the independent directors.

Lowe's independent directors appointed Mr. Dreiling to serve as Chairman of the Board effective July 2, 2018. Mr. Dreiling joined the Board in 2012 and brings more than 40 years of retail industry experience at all operating levels. As Chairman and Chief Executive Officer of a publicly-traded retail company prior to his retirement, Mr. Dreiling developed strong executive leadership and strategic management skills in the retail industry, and he has a track record of enhancing operational effectiveness to yield value for shareholders.

ROLES AND RESPONSIBILITIES OF THE LEAD DIRECTOR, IF APPOINTED

The Lead Director, if appointed:

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of independent directors;
- Serves as a liaison between the Chairman and independent directors;
- Approves meeting agendas for the Board;
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- Has the authority to call meetings of the independent directors; and
- Will be available for consultation and direct communication with major shareholders.

The Lead Director, if appointed, also serves as the Chair of the Nominating and Governance Committee of the Board, which is comprised entirely of independent directors. With Mr. Dreiling serving as Chairman of the Board, the Company does not currently have a Lead Director.

BOARD REFRESHMENT



7
INDEPENDENT DIRECTOR NOMINEES

JOINED LOWE'S BOARD WITHIN THE LAST 6 YEARS



5
YEARS

AVERAGE TENURE OF THE INDEPENDENT DIRECTOR NOMINEES

OVERSIGHT PRACTICES



100%

OF NON-MANAGEMENT DIRECTORS ARE INDEPENDENT



100%

OF ALL DIRECTORS ON THE AUDIT, COMPENSATION, NOMINATING AND GOVERNANCE, SUSTAINABILITY AND TECHNOLOGY COMMITTEES ARE INDEPENDENT

Independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings.

ACTIVE BOARD OVERSIGHT OF:

 Cybersecurity

 Diversity and Inclusion

 Human Capital Management

 Sustainability, Environmental and Social

ENHANCED BOARD RECRUITMENT

The Board is committed to having diverse individuals from different backgrounds with varying perspectives, professional experience, education and skills serving as members of the Board and believes that a diverse membership with a variety of perspectives and experiences is an important feature of a well-functioning board. Our Board has the following characteristics and backgrounds:

1 DIRECTOR NOMINEE IS A CHIEF INFORMATION AND DIGITAL OFFICER

2 DIRECTOR NOMINEES BRING INVESTOR PERSPECTIVES

4 DIRECTOR NOMINEES ARE WOMEN

3 DIRECTOR NOMINEES ARE AFRICAN-AMERICAN

1 DIRECTOR NOMINEE IS HISPANIC

1 DIRECTOR NOMINEE IS A VETERAN

Board's Role in Corporate Strategy

Our Board is actively involved in overseeing, reviewing and guiding our corporate strategy. Our Board formally reviews our Company's business strategy, including the risks and opportunities facing the Company and its portfolio, at an annual strategic planning session. In addition, long-range strategic issues, including the performance and strategic fit of our businesses, are discussed as a matter of course at regular Board meetings. Our Board regularly discusses corporate strategy throughout the year with management formally as well as informally and during executive sessions of the Board as appropriate. As discussed in "Board's Role in Risk Oversight" below, our Board views risk management and oversight as an integral part of our strategic planning process, including mapping key risks to our corporate strategy and seeking to manage and mitigate risk. Our Board also views its own composition as a critical component to effective strategic oversight. Accordingly, our Board and relevant Board committees consider our business strategy and the Company's regulatory, geographic and market environments when assessing Board composition, director succession, executive compensation, human capital management, diversity and inclusion, environmental and social issues and other matters of importance.

Board's Role in Human Capital Management

The Board views effective human capital management as key to the Company's ability to execute its long-term strategy. As a result, the full Board and the Compensation Committee oversee and regularly engage with our President and Chief Executive Officer, our Executive Vice President, Human Resources and senior leadership on a broad range of human capital management topics, including culture, talent management and succession planning, compensation and benefits, diversity and inclusion and employee engagement feedback gathered from the Company's annual associate engagement survey. In addition to the full Board's review of talent management topics as standing agenda items, including CEO and senior management succession planning, diversity and inclusion and culture, the Board also receives regular reports from the Compensation Committee on human capital management topics throughout the year.

Board's Role in Environmental and Social Issues

The Board views oversight and effective management of environmental and social issues and their related risks as important to the Company's ability to execute strategy and achieve long-term sustainable growth. The Board receives regular updates on environmental and social topics. In addition to oversight by the full Board, the Board has also delegated primary responsibility for more frequent and in-depth oversight of the Company's environmental and social strategy, risks and risk mitigation to the Sustainability Committee. The Board also coordinates with its other committees to provide active Board- and committee-level oversight of the Company's management of environmental and social related risks across the relevant committees.

Board's Role in Risk Oversight

Overview

A summary of the current allocation of general risk oversight functions among management, the Board and its committees is as follows:


BOARD OF DIRECTORS
Continuous oversight of overall risks, with emphasis on strategic risks
AUDIT COMMITTEE
Oversees the Company's risk, policies for risk management and specific risks associated with major financial exposures, legal matters, data privacy, cybersecurity matters, business continuity, operational risks, and compliance with laws and regulations
COMPENSATION COMMITTEE
Oversees risks associated with the Company's compensation policies and practices
NOMINATING AND GOVERNANCE COMMITTEE
Oversees risks associated with our corporate governance practices and policies, and our political activity
SUSTAINABILITY COMMITTEE
Oversees risks associated with environmental and social issues
TECHNOLOGY COMMITTEE
Oversees risks associated with the Company's strategic technological initiatives and ecommerce matters
MANAGEMENT
Identification, assessment and management of risks
ENTERPRISE RISK COUNCIL
Identifies and assesses material risks faced by the Company and evaluates action plans to mitigate material risks

The primary responsibility for the identification, assessment and management of the various risks that we face belongs with management. At the management level, risks are prioritized and assigned to senior leaders based on the risk's relationship to the leader's business area and focus. Those senior leaders develop plans to address the risks and measure the progress of risk management efforts. Our General Counsel provides centralized oversight of Lowe's enterprise risk management program. In 2020, the Company established the Enterprise Risk Council ("ERC"), which is co-chaired by the Chief Compliance Officer and Vice President of Internal Audit and comprised of senior leaders with broad enterprise experience. The ERC supports the execution of the enterprise risk management program by working to identify and assess material risks faced by the Company and evaluating action plans to mitigate material risks.

The Audit Committee coordinates the Board and each Committee's risk oversight. The Board's oversight of risks ensures that management has processes in place to deal appropriately with risk and is integral to the oversight of the business as a whole. For example, our principal strategic risks are reviewed as part of the Board's regular discussion of our strategy and alignment of specific initiatives with that strategy. Similarly, at every meeting the Board reviews the

principal factors influencing our operating results, including the competitive environment, and discusses the major events, activities and challenges affecting the Company with our senior executive officers.

The Board's ongoing oversight of risk also occurs at the Board committee level on a more focused basis as detailed above. The General Counsel annually presents an overview of the enterprise risk management program to the full Board of Directors and provides it with regular updates on the program and status of key risks facing the business. The Audit Committee regularly receives updates on key risk areas from members of management with primary responsibility for managing those risk areas and receives regular updates from the General Counsel and Chief Compliance Officer on legal and regulatory risk and compliance matters.

COVID-19 Pandemic Oversight

The COVID-19 pandemic has profoundly affected our customers, our associates and the communities we serve. To help coordinate risk oversight in addressing the crisis, management has increased the level of its communications and interactions with the Board. Since the start of the pandemic, our Board has remained actively engaged and meets on a regular basis with management to guide the Company through this challenging time. Our Board is uniquely qualified to provide counsel and oversight in these unprecedented circumstances, given our director's extensive skills, qualifications and perspectives gained during their tenure at a wide array of companies. In addition, we created a management task force to centrally assess, respond, manage and communicate throughout this crisis. Management and the Board will continue to oversee our response and the risks related to the COVID-19 pandemic.

Cybersecurity Risk Oversight

Securing the information our customers, associates, vendors and other third parties entrust to Lowe's is important to us. We have adopted physical, technological and administrative controls on data security, and have a defined procedure for data incident detection, containment, response and remediation. While everyone at Lowe's plays a part in managing these risks, oversight responsibility is shared by the Board, the Audit Committee and management.

Our Chief Information Security Officer provides regular cybersecurity updates in the form of written reports and presentations to the Audit Committee at every quarterly meeting. The Audit Committee regularly reviews metrics about cyber threat response preparedness, program maturity milestones, risk mitigation status and the current and emerging threat landscape. As part of our enterprise risk management program, Lowe's receives external assessment for Payment Card Industry Data Security Standards compliance. Additionally, we leverage the National Institute of Standards and Technology security framework to drive strategic direction and maturity improvement and engage third-party security experts for risk assessments and program enhancements. We also maintain information security risk insurance coverage.

Compensation Committee Advisors

The Compensation Committee has sole authority under its charter to retain compensation consultants and other advisors and to approve such consultants' and advisors' fees and retention terms. In 2020, Semler Brossy Consulting Group, LLC acted as the independent compensation consultant and provided the Compensation Committee with advice and support on executive compensation issues. The compensation consultant assists with peer group identification and benchmarking, design of the Company's executive compensation program and conduct of an annual risk assessment related thereto, review of compensation-related disclosures and related services. A more detailed description of the services performed by the Compensation Committee's compensation consultant in fiscal 2020 is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

The Compensation Committee has reviewed and confirmed the independence of its compensation consultant. Neither the compensation consultant nor any of its affiliates provide any services to the Company except for services provided to the Compensation Committee.

How to Communicate with the Board of Directors and Non-Management Directors

Shareholders and other interested parties can communicate directly with the Board by sending a written communication addressed to the Board or to any member individually in care of Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117. Shareholders and other interested parties wishing to communicate with



Mr. Dreiling, as Chairman, or with the independent directors as a group may do so by sending a written communication addressed to Mr. Dreiling, in care of Lowe's Companies, Inc. at the above address. Any communication addressed to a director that is received at Lowe's principal executive offices will be delivered or forwarded to the individual director as soon as practicable. Lowe's will forward all communications received from its shareholders or other interested parties that are addressed simply to the Board, to the Chairman or to the Chair of the committee of the Board whose purpose and function is most closely related to the subject matter of the communication. All such communications are promptly reviewed before being forwarded to the addressee. Lowe's generally will not forward to directors a shareholder communication that it determines to be primarily commercial in nature, relates to an improper or irrelevant topic or requests general information about the Company.

Board Committees

The Board has five current standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Sustainability Committee and the Technology Committee. The Board may also establish other committees from time to time as it deems necessary. Committee members and committee chairs are appointed by the Board. The members of these committees as of January 29, 2021 are identified in the following table:

● Member

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Sustainability Committee	Technology Committee
Raul Alvarez		●		●	●
David H. Batchelder		●	●		
Angela F. Braly[1]		Chair		●	●
Sandra B. Cochran		●		●	
Laurie Z. Douglas	●		●		Chair
Richard W. Dreiling					
Marvin R. Ellison					
Brian C. Rogers	●		Chair		
Bertram L. Scott	Chair		●		
Lisa W. Wardell	●			●	●
Eric C. Wiseman[2]	●			Chair	●
Number of Meetings in Fiscal 2020	7	9	5	2	2

[1]   Ms. Braly was appointed Chair of the Compensation Committee on May 29, 2020.

[2]   Effective May 29, 2020, Mr. Wiseman ended his tenure as Chair of the Compensation Committee and was appointed Chair of the Sustainability Committee.

Each of the current committees act pursuant to a written charter adopted by the Board. A copy of each committee charter and the Corporate Governance Guidelines are available on the Company's website at ir.lowes.com.

The following table provides information about the operation and key functions of each of the current standing Board committees:

Committee	Key Functions and Additional Information
Audit Committee	• Oversees the Company's accounting and financial reporting processes, internal controls and internal audit functions. • Reviews and discusses with management and the independent registered public accounting firm the annual and quarterly financial statements and earnings press releases. • Reviews and discusses the Company's major financial risk exposures, including data protection, cybersecurity, business continuity and operational risks, and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. • Reviews with the Company's General Counsel and Chief Compliance Officer legal matters and the program of monitoring compliance with the Company's Code of Business Conduct and Ethics. • Reviews and pre-approves all audit and permitted non-audit services proposed to be performed by the independent registered public accounting firm. • The Board has determined that three of the five members of the Audit Committee, Messrs. Rogers and Scott and Ms. Wardell, are each "audit committee financial experts" within the meaning of the SEC rules and that each of the members of the Audit Committee has accounting and related financial management expertise in accordance with the NYSE rules. • Reports regularly to the Board.
Compensation Committee	• Reviews and approves on an annual basis the corporate goals and objectives related to the compensation for executive officers, evaluates at least once a year the Chief Executive Officer's performance in light of these established goals and objectives and, based upon this evaluation, determines and approves the Chief Executive Officer's compensation, which it forwards to the Board for ratification by the independent directors. • Reviews and approves the compensation for the other executive officers. • Makes recommendations to the Board with respect to incentive compensation and equity-based plans that are subject to Board and shareholder approval. • Reviews and approves all annual incentive plans for executives and all awards to executives under multi-year incentive plans, including equity-based incentive arrangements authorized under the Company's equity incentive compensation plans. • Oversees regulatory compliance and risk regarding compensation matters. • Reports regularly to the Board.
Nominating and Governance Committee	• Develops and recommends to the Board for its approval criteria and qualifications for potential candidates for the Board and its committees. • Makes recommendations to the Board concerning committee appointments. • Assists Board in determining and monitoring director independence. • Identifies, evaluates and recommends director candidates to the Board. • Oversees annual evaluation of the Board, the committees of the Board, each individual director and management. • Develops, recommends, assesses at least annually and recommends changes to the Board regarding, the Corporate Governance Guidelines applicable to the Company. • Reviews and approves, ratifies or disapproves related person transactions. • Considers and recommends to the Board other actions relating to corporate governance. • Reports regularly to the Board.
Sustainability Committee	• Oversees the Company's position on significant environmental and social issues. • Assists the Board with the Company's enterprise risk management system by identifying, evaluating and monitoring environmental, social and related public policy trends, issues, risks and concerns. • Reviews and evaluates the Company's policies, programs and practices pertaining to the Company's environmental and social responsibility issues and impacts to support the sustainable growth of the Company. • Monitors the Company's performance against relevant external sustainability indices and reviews the Company's annual Corporate Responsibility Report. • Reviews and makes recommendations to the Board regarding responses to stockholder proposals encompassing matters overseen by the Committee. • Reports regularly to the Board.
Technology Committee	• Oversees matters of technology, eCommerce and innovation. • Reviews, discusses and makes recommendations to the Board relating to the Company's technology, eCommerce and innovation strategy in support of the Company's objectives. • Monitors, oversees and provides guidance on issues relating to significant emerging technology, eCommerce and innovation trends and issues that may affect the Company strategy. • Reports regularly to the Board.

FOCUS ON CORPORATE RESPONSIBILITY AND POLITICAL ADVOCACY AND OVERSIGHT

Corporate Responsibility

Corporate responsibility is a cornerstone of our Company and critical to our success. The Sustainability Committee of the Board oversees Lowe's corporate responsibility strategies and our Sustainability Council, composed of executives and subject matter experts from across the Company, leads the Company's efforts to integrate corporate responsibility into our business. In 2020, we refreshed our materiality assessment and conducted a Task Force on Climate-related Financial Disclosures ("TCFD") analysis to enhance our sustainability strategy and programs. The Sustainability Committee receives regular updates related to corporate responsibility strategy and initiatives.

We have built our corporate responsibility strategy around three key areas: Product Sustainability; Our People and Communities; and Operational Excellence. These key areas align with our mission and overall strategic plan.



PRODUCT SUSTAINABILITY

We strive to put the customer first in everything we do, stocking our shelves with quality items that people can feel good about buying. As we expand our portfolio of responsibly sourced, innovative and efficient eco-products, we endeavor to help customers reduce their impact on the environment.

IN 2020,
we had more than 40,000 ENERGY STAR® products available for sale in-store, saving customers more than $6 billion in lifetime energy costs. Additionally, 62% of our strategic suppliers have sustainability goals in place.



OUR PEOPLE & COMMUNITIES

The Lowe's community begins with more than 300,000 associates and extends to their families and the communities where we live and work. Developing our associates is foundational to ensuring Lowe's success and outstanding customer experiences. Through charitable contributions, associate volunteerism and nonprofit partnerships, we invest in our communities, because when our people and communities are strong, so are we.

IN 2020,
we provided $45.5 million in planned annual giving and $4.6 million in Lowe's Foundation giving. We also contributed over $100 million in pandemic-related relief to our communities, including $55 million in grants to minority-owned, women-owned and rural small businesses.



OPERATIONAL EXCELLENCE

We are focused on creating long-term value for our shareholders while preserving our planet, through sustainable practices and doing the right thing – acting responsibly, ethically and being transparent.

IN 2020,
we were included in the Renewable Energy Buyers Alliance ("REBA") Deal Tracker Top 10 List for large energy buyers as a result of our 250 megawatt solar virtual power purchase agreement ("VPPA") in Illinois. Additionally, our 100 megawatt wind farm VPPA in Texas became operational in 2020.

We have adopted a number of policies that highlight the Company's commitment to social and environmental responsibility and that seek to promote sustainability in the operation of our business. More information about Lowe's corporate responsibility efforts, including the 2019 Corporate Responsibility Report and our sustainability policies, is available on the Company's website at responsibility.lowes.com.

Political Advocacy and Oversight

The Nominating and Governance Committee has oversight of Lowe's political advocacy activities, including political contributions, trade association memberships, lobbying priorities and the Lowe's Companies, Inc. Political Action Committee ("LOWPAC"). As part of its oversight role, it reviews our political engagement and contribution policy and monitors our ongoing political strategy as it relates to the overall public policy objectives for the Company. Lowe's does not make contributions from corporate funds to political campaigns, super political action committees or political parties. Political contributions made by LOWPAC are approved by its board of directors, which consists of members of the senior leadership team spanning corporate and operational roles. All political advocacy is conducted to promote the interests of the Company and is made without regard for the private political preferences of Lowe's directors or executives. We ranked in the First Tier of the 2020 CPA-Zicklin Index, an annual assessment which benchmarks political disclosure and accountability policies and practices for election-related spending of leading U.S. public companies.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information about the beneficial ownership of Common Stock as of March 22, 2021, except as otherwise noted, by each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock as well as each director, nominee for director, named executive officer and all current directors and executive officers as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities indicated as beneficially owned by such person, subject to community property laws where applicable. Unless otherwise indicated, the address for each of the beneficial owners is c/o Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117.

Name or Number of Persons in Group	Number of Shares[1]	Percent of Class
Raul Alvarez	33,188	*
David H. Batchelder	33,623	*
William P. Boltz	74,094	*
Angela F. Braly	15,851	*
Sandra B. Cochran	11,306	*
David M. Denton	106,515	*
Laurie Z. Douglas	12,246	*
Richard W. Dreiling	30,609	*
Marvin R. Ellison	323,620	*
Daniel J. Heinrich	0	*
Joseph M. McFarland III	90,660	*
Brian C. Rogers	15,373	*
Bertram L. Scott	9,806	*
Marisa F. Thalberg	26,203	*
Lisa W. Wardell	5,896	*
Mary Beth West	0	*
Eric C. Wiseman	26,269	*
Current Directors and Executive Officers as a Group **(20 total)**	1,049,040[2]	*
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	61,607,609	8.6%[3]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	54,763,092	7.6%[4]

*   Represents holdings of less than 1%.

(1)   Includes shares that may be acquired or issued within 60 days through exercise of stock options or settlement of deferred stock units upon termination of employment or Board service under the Company's stock plans as follows: Mr. Alvarez — 33,188 shares; Mr. Batchelder — 5,373 shares; Mr. Boltz — 51,308 shares; Ms. Braly — 15,851 shares; Ms. Cochran — 9,806 shares; Mr. Denton — 74,115 shares; Ms. Douglas — 12,246 shares; Mr. Dreiling — 30,609 shares; Mr. Ellison — 205,806 shares; Mr. McFarland — 63,330 shares; Mr. Rogers — 5,373 shares; Mr. Scott — 9,806 shares; Ms. Thalberg — 15,477 shares; Ms. Wardell — 5,373 shares; Mr. Wiseman — 26,269 shares; and current directors and executive officers as a group (20 total) — 702,258 shares.

(2)   Includes 233,781 shares beneficially owned by other current executive officers not individually listed in the table.

(3)   Shares held at December 31, 2020, according to a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group, Inc. ("Vanguard"). The Schedule 13G/A reports that Vanguard has sole voting power over no shares, shared voting power over 1,292,669 shares, sole investment power over 58,290,175 shares and shared investment power over 3,317,434 shares.

(4)   Shares held at December 31, 2020, according to a Schedule 13G/A filed with the SEC on February 5, 2021 by BlackRock, Inc. ("BlackRock"). The Schedule 13G/A reports that BlackRock has sole voting power over 47,306,630 shares, shared voting power over no shares, sole investment power over 54,763,092 shares and shared investment power over no shares.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the key elements of our executive compensation program and compensation decisions as they relate to the following named executive officers ("NEOs") of the Company in the 2020 fiscal year:

Marvin R. Ellison	President and Chief Executive Officer
David M. Denton	Executive Vice President, Chief Financial Officer
Joseph M. McFarland III	Executive Vice President, Stores
William P. Boltz	Executive Vice President, Merchandising
Marisa F. Thalberg	Executive Vice President, Chief Brand and Marketing Officer

Our CD&A is organized as follows:

I. EXECUTIVE SUMMARY

We generate sustainable shareholder value by driving operational excellence throughout the enterprise, consistently generating high levels of cash flow and optimizing our capital deployment. We have demonstrated a strong commitment to returning capital to our shareholders and continued dividend growth since 1961.

8%	$7.2 Billion	$18.9 Billion
2020 PER SHARE INCREASE IN ANNUAL DIVIDEND	DIVIDENDS PAID IN THE LAST FIVE YEARS	SHARES REPURCHASED IN LAST FIVE YEARS

Our Total Shareholder Return ("TSR") results over the last 1-, 3- and 5-years have outpaced peers and the broader market.



TSR OUTPACES PEERS AND S&P 500 INDEX

- ■ Lowe's
- ■ Peer Group Median[1]
- ■ S&P 500 Index

1-YEAR: 45.9%, 19.3%, 17.2%
3-YEAR: 73.7%, 50.1%, 42.4%
5-YEAR: 155.2%, 92.1%, 111.5%

[1]Includes companies in the Peer Group identified on page 37.

Fiscal 2020 Financial Highlights

In fiscal 2020, we delivered outstanding results, with a 41% increase in diluted earnings per share to $7.75 and a 54% increase in adjusted diluted earnings per share to $8.86,* driven by total sales growth of 24%, comparable sales growth of 26%, a 53% increase in operating income and a 47% increase in adjusted operating income.* We drove improvement in consolidated Pro customer sales, with growth of approximately 20% through improved service and better in-stock inventory levels, while we more efficiently managed inventory to support sales. These results were driven by improved execution across our store operations and supply chain, as we met unprecedented levels of consumer demand for home improvement products and services.

COVID-19 Response: Financially Supporting Our Front-Line Associates

In response to the COVID-19 pandemic, our focus shifted to functioning as an essential retailer with three key priorities:

- Creating a safe store environment for our associates and our customers;
- Financially supporting our front-line associates; and
- Providing support for our communities.

During fiscal 2020, we provided nearly $1.3 billion in COVID-related support through our store safety initiatives and to our front-line associates and communities, including over $900 million in incremental financial support for our front-line hourly associates. Our support included:

- Seven discretionary payments of $300 for full-time hourly associates and $150 for part-time hourly associates, as well as a temporary $2 per hour wage increase in the month of April;
- 14 days of emergency paid leave for all associates who needed it and up to four weeks for those at high risk of severe illness from COVID-19;

---

* Adjusted diluted earnings per share and adjusted operating income are non-GAAP financial measures. Refer to Appendix B for a reconciliation of non-GAAP measures.

- Telemedicine benefits to all associates and their families, regardless of whether they were on a Lowe's benefit plan or not;
- Two extra weeks of paid vacation to salaried front-line managers;
- Hired 90,000 associates into permanent roles during a time of high unemployment; and
- No lay offs or pay reductions for associates.

Additionally, in September 2020, in recognition of our associates' extraordinary efforts, and given achievement of pre-defined semi-annual performance goals for the annual incentive plan, the Company awarded a mid-year annual incentive award payout equal to 200% of the target payout level, prorated for active days in the first half of the fiscal year to all of our corporate bonus-eligible associates below Senior Vice President. Also, 100% of our stores earned their hourly associate Winning Together profit-sharing bonuses every quarter of the year, with a total payout of $365 million. Given better than expected performance, this represented an incremental $106 million over the target payment level.

Successful Implementation of Retail Fundamentals Strategy

Shortly after joining the Company in fiscal 2018, the new executive leadership team led by our President and CEO, Marvin R. Ellison, established a retail fundamentals strategy with the objective of transforming Lowe's into a world-class omni-channel retailer. This strategy focused on building our operating capabilities through strategic investments in merchandising excellence, supply chain transformation, operational efficiency and customer engagement.


STRATEGIC INITIATIVES
Our Mission
Together, deliver the right home improvement products, with the best service and value, across every channel and community we serve.
OMNI-CHANNEL
Merchandising Excellence
IMPROVE PRODUCTIVITY
DRIVE LOCALIZATION
IMPROVE RESET EXECUTION
BEST-IN-CLASS ONLINE EXPERIENCE
Supply Chain Transformation
FULFILLMENT AND DELIVERY OPTIMIZATION
ORDER MANAGEMENT OPTIMIZATION
Operational Efficiency
STORE SIMPLIFICATION
IN-STOCK EXECUTION
Customer Engagement
OWN THE PRO
ASSOCIATE ENGAGEMENT

With the onset of the COVID-19 pandemic, there was a need to quickly implement numerous safety standards in support of social distancing and enhanced sanitizing and cleaning and respond to a sharp increase in customer demand for contactless shopping options. We leveraged the improved operating capabilities achieved from our retail fundamentals strategy, and we were able to move nimbly and effectively to meet the needs of our customers. For example:

- We improved fulfillment capabilities at our stores through a rapid roll out of curbside pickup followed by touchless, easy-to-use pickup lockers.
- We enhanced the Lowe's mobile app to improve the customer pickup experience and accelerated the re-platforming of Lowes.com, which transformed site stability and enabled an approximate 50% increase in traffic volumes for the year.
- We accelerated technology updates that enabled quicker fulfillment, and we more than doubled the number of items available online.

These efforts, combined with the continued execution on our strategic initiatives, have driven outstanding results. In fiscal 2020, we began to take market share as we made outsized gains in sales to our DIY and Pro customers. These achievements enabled us to deliver value to shareholders through the payment of $1.7 billion in dividends and the repurchase of nearly $5.0 billion of our Common Stock.

We are confident that we are making the right investments in the business to generate long-term growth and continue to create sustainable shareholder value.

Our Executive Compensation Program is Linked to Our Strategy

Our executive compensation program is designed to drive long-term shareholder value by aligning executive pay with our strategy and shareholder interests and attracting and retaining talented executives. Around 70% of compensation is based on variable pay arrangements that align pay with performance against our strategy and business plan with a balanced focus on top- and bottom-line growth.

For fiscal 2020, we maintained the principal features and performance-based elements of our executive compensation program while making select changes to our annual incentive plan to support our retail fundamentals strategy. We added a strategic metric for Pro sales growth in the U.S. home improvement market ("Pro sales growth") in support of our strategy and business plan. We also re-aligned the weightings of the financial and strategic metrics for our annual incentive plan to allow for the addition of the Pro sales growth metric.

Annual Say-on-Pay Vote and Shareholder Engagement

The Board and the Compensation Committee carefully consider the results of our shareholders' annual advisory "say-on-pay" vote. Lowe's shareholders continue to express strong support for the Company's executive compensation program with the Company receiving more than 94% advisory approval in 2020. This is consistent with the advisory approval over the past ten years. In consideration of this continued support, the Compensation Committee maintained the principal features and performance-based elements of the executive compensation program for 2020 apart from adding the new strategic metric, Pro sales growth, and adjusting weightings for our annual incentive awards as described on page 39. At the Annual Meeting, the Company's shareholders will again have the opportunity to approve Lowe's executive compensation program through the advisory say-on-pay vote included as Proposal 2 in this Proxy Statement.

We believe that engaging with investors is fundamental to our commitment to sound governance and is essential to maintaining strong corporate governance practices. Since the beginning of 2020, we have engaged with representatives of approximately 70% of our institutionally-held shares as part of our regular investor relations outreach efforts and ESG-focused dialogue. Understanding the issues that are important to our shareholders is critical to ensuring that we address their interests and concerns in a meaningful and effective way. We report the feedback from our shareholders on a regular cadence to our Nominating and Governance Committee and Board, who have used this information to inform numerous changes to enhance our compensation, governance and sustainability efforts. In addition to a number of changes to our executive compensation program design and metrics, these changes have included the commitment to publish our Consolidated EEO-1 Report data in 2021, the amendment of our Bylaws in 2020 to reduce the ownership threshold to call shareholder special meetings to 15% of outstanding shares, an expanded clawback policy in 2019 to allow recovery for conduct resulting in reputational or financial harm and the establishment of the Technology and Sustainability Board Committees in 2018.

This past winter, we conducted a round of investor engagement focused primarily on ESG topics, including our response to the COVID-19 pandemic, strategy, human capital management efforts, diversity and inclusion programs and initiatives, Board composition, environmental sustainability and our corporate governance and executive compensation practices. As part of this engagement effort, we contacted 34 investors, representing approximately 47% of our outstanding shares, as well as proxy advisory firms, and met with 17 investors, representing approximately 35% of our outstanding shares, and one proxy advisory firm. Our independent Chairman met with shareholders representing 30% of our outstanding shares to provide a direct line of communication between our shareholders and the Board of Directors.

Winter 2020 – 2021 ESG Engagement

Shareholders Contacted | **Shareholders Engaged**


34 investors, representing 47% outstanding shares
17 investors, representing 35% outstanding shares

During these meetings, we discussed key corporate governance topics and asked our shareholders whether they had any concerns or feedback about our current executive compensation program. Overall, we received generally positive feedback on the structure, evolution and responsiveness of our compensation program, including the metrics in our annual and long-term incentive plans.

Compensation Philosophy and Objectives

Our long-term success depends on our ability to attract and retain highly talented leaders who are committed to our mission, growth and strategy. Our executive compensation program is designed to reward executives for growth in the Company's sales and earnings, the creation of long-term shareholder value and the effective execution of our business strategies and operating priorities. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;
- Maximize long-term shareholder value through alignment of executive and shareholder interests;
- Align executive compensation with the Company's business strategies, which are focused on driving operational excellence and better serving our customers; and
- Provide market competitive total compensation with an opportunity to earn above market median pay when the Company delivers results that exceed performance targets, and below median pay when the Company falls short of performance targets.

2020 Executive Compensation

Lowe's has a long-standing commitment to pay for performance and provides a significant portion of compensation opportunities through variable pay arrangements. These arrangements are designed to hold our executive officers accountable for business results and reward them for consistently strong financial performance and the creation of value for our shareholders. To align pay with performance, our incentive compensation programs use a number of objective pre-established performance measures, including: sales, operating income, inventory improvement and Pro sales growth for our annual incentive plan, return on invested capital ("ROIC") for our performance share units awarded in 2019 and 2020 and return on non-cash average assets ("RONCAA") for performance share units awarded in 2018. There are some non-GAAP performance measures that management uses to assess our year-over-year performance, for example, non-GAAP fiscal 2019 performance was used to establish fiscal 2020 plan targets for the annual incentive plan financial metrics. Each of these performance measures is further described on pages 39 to 42.

Our 2020 executive compensation program consisted of the following elements:

- Base salary
- Annual incentive awards
- Long-term equity awards granted in the form of:
    - Performance share unit awards ("PSUs")
    - Stock options
    - Restricted stock awards ("RSAs")

- Retirement, health and severance benefits
- Limited perquisites

Lowe's compensation mix is heavily performance-based with 72% of the CEO's and 67% of the other NEOs' annualized target compensation at-risk and contingent upon the achievement of performance objectives or relative and absolute share price performance. Additionally, 67% of the CEO's and 65% of the other NEOs' compensation is in the form of long-term incentives.


67%
Long-Term
72%
Performance-Based
17%
Time-Vested
RSAs
11%
Base
Salary
22%
Target
Annual
Incentive
17%
Stock
Options
CEO
Compensation
33%
PSUs
65%
Long-Term
67%
Performance-Based
16%
Time-Vested
RSAs
17%
Base Salary
16%
Stock
Options
Other NEO
Compensation
18%
Target
Annual
Incentive
33%
PSUs

How Our Executive Compensation is Tied to Performance

More than two-thirds of our executive compensation program is performance-based with a balanced focus on top- and bottom-line growth and strategic initiatives. The metrics determined by the Compensation Committee, as described below, incentivize our executives to focus on operational objectives that are expected to drive shareholder value.

- **Annual Incentive Awards:** Payout is based on the Company's achievement of financial (sales and operating income) and strategic (inventory improvement and Pro sales growth) goals. Threshold performance objectives must be achieved for any payout to be earned.
- **PSUs:** Payout is based on the Company's achievement of (i) a three-year average ROIC goal for PSUs granted in 2019 and 2020 and a three-year average RONCAA goal for PSUs granted in 2018 and (ii) a relative TSR modifier, which compares the Company's TSR to the median TSR of companies listed in the S&P 500 Index over a three-year period. Threshold performance objectives must be achieved for any awards to be earned.
- **Stock Options:** Realized value for stock option awards is based on the increase in the market value of our Common Stock relative to the value when the award was made.

Based on our performance through fiscal 2020, eligible executives received the following payouts of performance-based compensation:

- Annual incentive payouts were driven by above maximum performance in all metrics: sales, operating income, inventory improvement and Pro sales growth. Overall award payouts for the NEOs were at 200% of target.
- PSUs for the 2018-2020 performance period did not pay out since the 3-year average RONCAA result did not achieve the threshold payout performance level.

Impact of COVID-19 on Executive Compensation Matters

Consistent with historical practice, the Compensation Committee approved the 2020 annual incentive plan design, including metrics and target performance levels, in February 2020 and did not subsequently make any adjustments to the 2020 annual incentive plan goals or metrics in light of impacts due to the COVID-19 pandemic.

With respect to our 2020 long-term equity awards, consistent with our typical practice, in March 2020, the Compensation Committee approved the equity award mix for NEOs of 50% PSUs, 25% stock options and 25% time-vested RSAs, which did not change from the prior year, based on a target equity award dollar value established at that time. In addition, consistent with our past practice, the Compensation Committee approved the grant of stock options and RSAs to be granted on April 1, 2020.

However, in light of market uncertainty with respect to operating conditions due to the rapidly changing business environment precipitated by the COVID-19 pandemic at that time, and in order to be better able to establish rigorous performance criteria that would be appropriate in the new retail business environment, the Compensation Committee deferred granting and finalizing the performance goals of the PSU awards. In August 2020, after extensive discussion, the Compensation Committee established performance criteria for the 2020 PSU awards, setting more rigorous ROIC performance goals than were originally presented in March 2020. With the performance criteria established, the Compensation Committee approved the grant of PSUs as of September 1, and consistent with our typical practice, the number of PSUs awarded to our NEOs was determined by dividing the dollar value established for PSUs in March by the closing price of our Common Stock on April 1, 2020. See pages 41 to 42 for additional information.

Pay Decisions and Compensation Governance Practices

WHAT WE DO	WHAT WE DO NOT DO
✔ Provide 80% to 90% of total direct compensation opportunity (assuming target performance) for NEOs in the form of annual and long-term incentives	✘ Provide single-trigger severance or tax gross-ups following change-in-control
✔ Annually assess peer group composition, financial and stock price performance and competitive compensation practices	✘ Permit hedging, pledging or unauthorized trading of the Company's securities by our employees or directors
✔ Annually assess compensation-related risks associated with regulatory, shareholder and market changes	✘ Grant discounted stock options, extend the original option term, reprice or exchange underwater options without shareholder approval
✔ Annually assess the design and alignment of our incentive plans in relation to performance goals, business strategy, organizational priorities and shareholder interests	✘ Provide an evergreen provision in our Long-Term Incentive Plan
✔ The fully independent Compensation Committee retains an independent compensation consultant	✘ Provide employment agreements to executives
✔ Link incentive compensation to a clawback policy, which was updated in January 2020 to incorporate misconduct that may result in significant financial or reputational harm	
✔ Limit incentive payouts as a percentage of target awards	
✔ Require significant stock ownership by all senior executives	
✔ Provide limited perquisites	

II. COMPENSATION ELEMENTS

To support our compensation philosophy and objectives, the Compensation Committee has designed the executive compensation program with an appropriate balance between annual and long-term compensation, as well as between fixed and at-risk pay. The largest portion of our executive compensation program is performance-based and at-risk based upon the Company's financial and strategic performance objectives.

The Board places significant emphasis on the long-term success of the Company and strong alignment with the interests of all stakeholders, including shareholders, customers, our associates and the communities in which we operate. Accordingly, long-term incentive award opportunities, as a percentage of total compensation, are greater than annual incentive award opportunities.

The following table lists the key elements of the Company's 2020 executive compensation program:

KEY ELEMENTS OF EXECUTIVE COMPENSATION				
Element	**Form**	**Key Characteristics**	**Link to Shareholder Value**	**Key Benchmarks/Metrics**
Base Salary 11%	Cash	Fixed cash compensation tied to the scope and responsibilities of each executive's position and the performance and effectiveness of the executive	Provide a foundation of fixed income to the executive; encourage retention and attraction of top talent; and recognize effective leadership	Subject to annual adjustment after consideration of competitive benchmark and relative compensation positioning
Annual Incentive Awards 22%	Cash	At-risk cash compensation tied to the achievement of annual financial performance and strategic goals established by the Compensation Committee for each fiscal year	Promote the achievement of the Company's annual financial and strategic goals; and incent and reward financial and operating performance	• Sales (40%) • Operating Income (40%) • Inventory Improvement (10%) • Pro Sales Growth (10%)
Long-Term Incentive Awards 67%	PSUs 50% of LTI	PSUs, which cliff vest at the end of the three-year performance period, are based on (i) the Company's average ROIC[1] relative to pre-determined threshold, target and maximum levels of performance for the three-year performance period, and (ii) a relative TSR modifier	Promote the achievement of efficient long-term growth and TSR performance	• Three-year average ROIC goal • Relative TSR modifier
	Stock Options 25% of LTI	Stock options with a 10-year term vest ratably over three years[2]	Promote the value-creating actions necessary to increase the market value of Common Stock	Realized value is based on increases in the market value of our Common Stock relative to the value when the award was made
	RSAs 25% of LTI	RSAs granted pursuant to the annual long-term equity grant cliff vest on the third anniversary of the grant date[2]	Promote executive retention, stock ownership and alignment of interests with shareholders	Realized value is based on market value of our Common Stock

Note: Compensation mix shown in the preceding table reflects target CEO compensation. Compensation mix for other NEOs is as follows: base salary 17%, annual incentive awards 18% and long-term incentive awards 65% with the same award mix of PSUs, stock options and RSAs as shown above.

(1) ROIC is a comprehensive long-term financial metric that incorporates both operating profit and balance sheet performance in the calculation. This metric motivates management to generate sustained profitable growth over time while balancing the Company's effectiveness at allocating capital to drive future investment and growth. ROIC is computed by dividing the Company's net operating profit after taxes for the year by the average of the Company's invested capital as of the beginning and end of the fiscal year. The return percentages for each fiscal year in the performance period are averaged to yield a ROIC measure for the three-year performance period.

(2) Executives must maintain employment with the Company during the three-year period, or terminate employment with the Company due to death, disability or qualified retirement (as defined in the grant agreement), to earn the awards.

We also provide broad-based retirement and other benefit plans on the same terms and conditions applicable to all eligible employees, including deferred compensation benefits, a supplemental 401(k) with Company match, comprehensive group insurance and voluntary benefits, a discounted employee stock purchase plan and other benefits, including reimbursement of costs associated with tax and financial planning, physical examination and limited personal use of corporate aircraft, each of which are designed to enhance productivity and encourage the retention and attraction of our top talent. Additionally, we offer a severance plan for senior officers, which provides for severance payments, the continuation of healthcare benefits and Company-paid outplacement services.

III. COMPENSATION DECISION-MAKING PROCESS

Role of the Compensation Committee

The Compensation Committee, which currently consists of four independent directors, is responsible for developing and administering our executive compensation program. The Compensation Committee works closely with its independent compensation consultant and meets regularly – approximately six times each year – and additionally as necessary, to make decisions related to our executive compensation programs and the compensation of our CEO (with the ratification of the independent directors of the Board) and the Company's executive officers. The Compensation Committee reports its actions to the Board at the Board meeting following each Compensation Committee meeting. The Compensation Committee's responsibilities include approving:

- Compensation philosophy and strategy;

- Compensation of executive officers;

- Annual and long-term incentive targets and performance goals;

- Achievement of goals in annual and long-term incentive plans;

- Peer groups of companies used for assessing market compensation levels, pay practices and performance; and

- CD&A disclosure in the annual proxy statement.

The full description of the Compensation Committee's authority and responsibilities is provided in the Compensation Committee Charter, which is available on our Company website at ir.lowes.com.

Role of the Independent Compensation Consultant

The Compensation Committee directly engages and regularly consults with Semler Brossy Consulting Group, LLC, its independent compensation consultant for ongoing executive compensation matters. The Compensation Committee's compensation consultant reports directly to the Compensation Committee and does not provide any services to the Company other than the Compensation Committee consulting services. The Compensation Committee has assessed the independence of its compensation consultant pursuant to the independence factors specified by the SEC rules (as incorporated into the NYSE listing standards) and

concluded that no conflict of interest exists that would prevent its compensation consultant from independently representing the Compensation Committee. During the 2020 fiscal year, Semler Brossy Consulting Group, LLC performed the following services:

- Attended all Compensation Committee meetings;

- Advised the Compensation Committee on the design of the Company's annual and long-term incentive plans (including the selection of the performance metrics and assessment of performance goals);

- Provided the Compensation Committee with an external perspective on the reasonableness and competitiveness of our executive compensation program;

- Reviewed the selection of the peer groups of companies used for assessing market compensation levels, pay practices and performance;

- Provided periodic updates and guidance on regulatory and governance trends impacting compensation;

- Assessed the alignment of realizable CEO compensation with corporate performance;

- Assisted the Compensation Committee in conducting its annual risk assessment of our executive compensation programs; and

- Reviewed compensation-related proxy disclosures.

Role of Management

When making decisions on executive compensation, the Compensation Committee considers input from the Company's Executive Vice President, Human Resources who works most closely with the Compensation Committee, both in providing information and analysis for review and in advising the Compensation Committee concerning compensation decisions (except as it relates specifically to her compensation and the compensation of our CEO). Our CEO reviews the performance of the NEOs (other than himself) and other executive officers and provides recommendations on executive officer compensation for the Compensation Committee's consideration. The Compensation Committee reviews and discusses pay decisions related to the CEO in executive sessions without the CEO or any other members of management present.

Compensation Market Data and Peer Group

Each year, the Compensation Committee reviews the peer group companies used to assess compensation and performance with the advice of the independent compensation consultant. The Compensation Committee approved the use of data from two sources for fiscal 2020: the Survey Group and the Peer Group.

The Survey Group is comprised of a broad group of retail and general industry companies that Lowe's competes with for executive talent, generally with over $15 billion in annual revenue.

The Peer Group is comprised of retail and customer service companies selected for direct relevance to Lowe's business using the following criteria:

• Headquartered in the United States with publicly-traded securities listed on a major United States exchange;

• Operating in the Consumer Discretionary or Food & Staples retail sectors;

• Annual revenue greater than $15 billion; and

• Retail or customer service-based business model focused on producing strong operating income and TSR growth.

The companies in the Peer Group for fiscal 2020 were:

Amazon.com, Inc.	**Best Buy Co., Inc.**	**Costco Wholesale Corporation**	**CVS Health Corporation**
Kohl's Corporation	**Macy's, Inc.**	**NIKE, Inc.**	**Nordstrom, Inc.**
Starbucks Corporation	**Target Corporation**	**The Home Depot, Inc.**	**The Kroger Co.**
The TJX Companies, Inc.	**Walgreens Boots Alliance, Inc.**	**Walmart, Inc.**	

The Peer Group for fiscal 2020 did not change from the prior year. The Compensation Committee agreed that the companies in the Peer Group from fiscal 2019 were relevant given our peer selection criteria and that the size of the Peer Group remained appropriate based on market practices.

PEER GROUP DATA FOR FISCAL 2020[1]				TSR		
	Revenues (MM)	Market Capitalization (MM)	Operating Income (MM)	1-year	3-year	5-year
75th Percentile	$153,149	$183,357	$ 8,711	31.63%	89.72%	152.03%
50th Percentile	$ 78,112	$ 90,725	$ 3,115	19.34%	50.13%	92.07%
25th Percentile	$ 31,367	$ 27,222	$ 1,437	8.10%	-8.28%	-8.51%
Lowe's Companies, Inc.	$ 72,148	$122,255	$ 6,314	45.94%	73.75%	155.17%
Percentile Ranking	48.70%	65.60%	72.30%	87.80%	66.30%	76.10%

Source: S&P Capital IQ

(1) Revenues and operating income are as of each company's latest fiscal year as of January 29, 2021. Market Capitalization and TSR are as of January 29, 2021, which aligns with Lowe's fiscal year end date.

At its November 2019 meeting, the Compensation Committee reviewed thorough compensation benchmarks based on the two groups described above with compensation data obtained from publicly available proxy statements and proprietary survey data provided by Equilar and Aon. The Compensation Committee concluded that the benchmarks indicated that the NEOs' target total direct compensation approximated market median, with an opportunity to earn above market pay when the Company delivers results that exceed performance targets and below market pay when the Company performance falls short of performance targets.

IV. 2020 COMPENSATION ACTIONS

Base Salary Adjustments

The Compensation Committee reviews and adjusts the NEO base salaries each year after it has considered competitive benchmark and relative compensation positioning, which includes consideration of:

- Market adjustments;
- Internal alignment;
- Experience in the role; and
- Performance and any changes to roles or responsibilities.

As a result of the review, Messrs. Denton, McFarland and Boltz received salary increases of between 2.0%-4.0% for 2020.

In 2020, the Compensation Committee approved the following base salaries for the NEOs:

Name and Position	2019 Base Salary	2020 Base Salary	% Increase
Marvin R. Ellison President and Chief Executive Officer	$1,450,000	$1,450,000	—
David M. Denton Executive Vice President, Chief Financial Officer	$ 925,000	$ 943,500	2.0%
Joseph M. McFarland III Executive Vice President, Stores	$ 750,000	$ 780,000	4.0%
William P. Boltz Executive Vice President, Merchandising	$ 715,000	$ 743,500	4.0%
Marisa F. Thalberg Executive Vice President, Chief Brand & Marketing Officer	—	$ 650,000	—

Annual Incentive Awards

Our annual incentive plan provides each NEO the opportunity to receive an annual cash award based on the Company's achievement of pre-determined financial and strategic goals. The formula for computing annual incentive payouts is as follows:



BASE SALARY

- Based on base salary eligible earnings in fiscal year 2020, with 2019 and 2020 base salaries prorated for the number of days in the fiscal year prior to and following the March 2020 effective date for 2020 base salary adjustments

X

TARGET AWARD PERCENTAGE (% of Base Salary)

- 200% of base salary for the CEO
- 125% of base salary for the CFO
- 100% of base salary for the other NEOs

X

PERFORMANCE GOAL ACHIEVEMENT LEVEL (% of Target Level)

- Threshold percentage for all NEOs was 25% of target
- Maximum opportunity of 200% of target for all performance metrics

=

ANNUAL INCENTIVE AWARD EARNED

The following table describes the financial and strategic goals for the 2020 annual incentive awards and the weighting assigned to each goal, which are the same for all of the NEOs:

	Performance Metric	Description	Performance Measured By	Metric Weighting
Financial Goals	Sales	Rewards NEOs on effective merchandising, driving market share gains, and the enhancement of the Company's omni-channel sales and marketing	Company's sales	40%
	Operating Income	Rewards NEOs for profitability of Company operations and focuses management on operational efficiency and expense management	Company's operating income	40%
Strategic Goals	Inventory Improvement	Rewards NEOs for focusing on improving inventory management, which generates cash flow for investing in the business and returning value to shareholders	Cost of goods sold / average inventory and measured in days improvement over the prior year	10%
	Pro Sales Growth	Rewards NEOs for focusing on growing Pro market share, which drives long-term sustainable sales growth and profitability for the business	Percentage increase in Pro sales over the prior year in the U.S. home improvement market	10%

In March 2020, the Compensation Committee approved the terms for our annual incentive awards, including the following new elements:

• Added Pro sales growth as a strategic goal to focus on growing Pro sales market share;

• Realigned the weightings of each metric to account for the addition of the Pro sales growth metric; and

• Eliminated the 250% maximum plus payout performance level for financial goals, which had been adopted solely for the fiscal 2019 annual incentive award, and set maximum performance level at 200%.

The Compensation Committee set the 2020 target performance levels for financial goals based on the Company's midpoint 2020 guidance provided to the market on February 26, 2020, which was above the target performance level and actual results for both sales and operating income from the prior fiscal year. The Compensation Committee set the threshold performance targets for both sales and operating income at a level equal to prior fiscal year results. Maximum performance as a percentage of target for sales and operating income increased by over 300 basis points and 140 basis points, respectively, from the prior fiscal year.

For the 2020 inventory goal, the Compensation Committee set threshold at zero days improvement, the same threshold as the prior fiscal year. Both target and maximum inventory days improvement were set higher than respective performance levels in the prior fiscal year.

For the 2020 Pro sales growth goal, the Compensation Committee set threshold at 4% growth over the prior year, target at 5% growth and maximum at 8% growth.

The Compensation Committee's objectives in administering our annual incentive plan are to cause incentive awards to be calculated on a comparable basis from year-to-year, and to ensure that plan participants are incentivized and rewarded appropriately for Company performance. For these reasons, the Compensation Committee may make adjustments to the achievement under each performance goal at its discretion. The Compensation Committee adopted adjustment guidelines in January 2011 and refined the guidelines in November 2019 and March 2020. The adjustment guidelines generally relate to (i) amounts required to be reported separately under applicable accounting standards as extraordinary items, (ii) gains or losses as a result of changes in accounting principles, (iii) impact of changes in tax regulations, (iv) business results from unplanned acquisitions and divestitures, (v) costs and any other non-recurring items related to acquisition and divestiture activity, (vi) unplanned debt restructuring costs or costs associated with change in capital structure, (vii) costs of significant unplanned initiatives or investments and (viii) significant changes to stock buyback programs or capital restructuring.

The adjustment guidelines include the following specific items as potential adjustments for consideration: (i) impact of foreign currency fluctuations; (ii) impact of tariffs and unanticipated regulatory and policy changes; (iii) asset impairments or write-offs, including store closing costs; (iv) restructuring costs; (v) litigation costs

and settlements for historical transactions; (vi) timing impact for items accelerated or delayed near year-end; (vii) acts of God and (viii) impact of global pandemics and public health emergencies.

In February 2021, the Compensation Committee reviewed the Company's 2020 performance results relative to the sales, operating income, inventory improvement and Pro sales growth goals to determine the annual incentive awards earned under the annual incentive plan for fiscal year 2020. **The Company's 2020 performance results for all annual incentive award metrics exceeded the maximum performance levels, and the Compensation Committee determined to not make any adjustments to the 2020 performance results.**

Based on the performance metrics established by the Compensation Committee and the Company's 2020 performance, the Compensation Committee determined that Lowe's achieved 200% of the target incentive opportunities for the NEOs.

Performance Metric (Weighted %)		Below Threshold	Threshold	Below Target	Target	Maximum	Achievement Result
	% of Payout	0%	25%	75%	100%	200%	
Sales 40%			$72.059B	$72.852B	$73.644B	$77.031B	$89.597B Actual → 200%
Operating Income 40%			$6.579B	$6.914B	$7.250B	$7.967B	$9.647B Actual → 200%
Inventory Improvement 10%			0.0 days	1.4 days	2.9 days	8.0 days	12.1 days Actual → 200%
Pro Sales Growth 10%			4.0%	4.5%	5.0%	8.0%	20.5% Actual → 200%

Overall Payout Result   **200%**

*Dollars in billions

Based on results of the performance metrics approved by the Compensation Committee, the NEOs earned annual incentive awards for 2020 as follows:

Name	Base Salary[1]	x	Target Award % (% of Base Salary)	x	Performance Goal Achievement Level (% of Target)	=	Actual Award Earned
Marvin R. Ellison	$1,450,000		200%		200%		$5,800,000
David M. Denton	$ 941,010		125%		200%		$2,352,524
Joseph M. McFarland III	$ 775,962		100%		200%		$1,551,923
William P. Boltz	$ 739,663		100%		200%		$1,479,327
Marisa F. Thalberg	$ 633,929		100%		200%		$1,267,857

(1) Based on base salary eligible earnings in fiscal year 2020, with 2019 and 2020 base salaries prorated for the number of days in the fiscal year prior to and following the March 2020 effective date for 2020 base salary adjustments. For purposes of determining her annual incentive award, Ms. Thalberg's target annual base salary of $650,000 was prorated based on her start date.

Long-Term Equity Awards

In recent years, the Compensation Committee has consistently determined the terms of long-term equity awards in March and granted such awards as of the first day in April. In keeping with this historical practice, in March 2020, the Compensation Committee approved a target long-term equity award for each executive officer, expressed as a percentage of base salary, and approved the equity award mix for the NEOs of:

• 50% PSUs

• 25% stock options

• 25% time-vested RSAs.

Target awards are determined based on each executive officer's position and level of responsibility, the Company's historical grant practices and market benchmarks reviewed annually by the Compensation Committee. For fiscal 2020, target awards as a percentage of base salary increased from 565% to 615% for the CEO to bring Mr. Ellison's total pay closer to market median and remained the same as the prior year for the other NEOs.

2020 Award Mix. For 2020, the Compensation Committee did not change the award mix and weightings from the prior year. The Compensation Committee believes the mix of equity award types reflects an appropriate balance between providing incentive compensation for the achievement of Company-specific performance measures (PSUs), increases in the market value of the Common Stock (stock options) and retention (RSAs).

2020 PSU Grant Approval Process and COVID-19. Consistent with typical practice, at its March meeting, the Compensation Committee also approved the grant of stock options and RSAs to be granted on April 1, 2020. However, in light of market uncertainty with respect to operating conditions due to the rapidly changing business environment precipitated by the COVID-19 pandemic at that time, the Compensation Committee decided to defer granting and finalizing the performance goals of the PSU awards to be better able to establish rigorous performance metrics and targets that would be appropriate in the new retail business environment. In August 2020, after extensive discussion, the Compensation Committee established performance criteria for the PSUs awarded in 2020 (the "2020 PSUs"), as discussed more fully below, and approved the PSUs to be granted on September 1, 2020. Consistent with our typical practice and in alignment with the grant of RSAs and stock options that the Compensation Committee had approved in March, the number of PSUs awarded to our NEOs was determined by dividing the dollar value established for PSUs in March by the closing price of our Common Stock on April 1, 2020.

The following table reflects the target value of long-term equity awarded to each NEO for 2020 as a percentage of base salary and in dollars. The grant date fair value for PSUs reflected in the Summary Compensation Table and Grants of Plan-Based Awards Table is higher under accounting and SEC rules due to the timing of the PSU grants. Additionally, given PSUs are disclosed in the Grants of Plan-Based Awards Table based on the grant date fair value, the actual value mix provided to executives is weighted more heavily towards PSUs than the targeted equity mix, resulting in a significantly larger portion of the equity awards as performance-based and at-risk.

Name	2020 Target Long-Term % of Base Salary[1]	Target Total Equity Award Value ($000s)
Marvin R. Ellison	615%	$8,918
David M. Denton	450%	$4,246
Joseph M. McFarland III	400%	$3,120
William P. Boltz	400%	$2,974
Marisa F. Thalberg	300%	$1,950

(1)   Base salary considered for long-term incentive plan purposes is as of April 1, 2020.

2020 PSU Performance Metrics. The Compensation Committee determined that the PSUs awarded in 2020 will be earned based on the Company's ROIC for the three-year performance period of fiscal years 2020 through 2022 and the relative TSR modifier. As part of the Compensation Committee's decision to grant the 2020 PSUs in September 2020, the Compensation Committee considered the Company's operational performance for the first half of the fiscal year

and the new retail business environment, and determined to increase the threshold, target and maximum ROIC performance goals to be higher than the goals originally considered in March 2020. Notably, the target ROIC performance level was set in the top quartile of the Peer Group based on projected ROIC at the beginning of fiscal 2020 and was set 7% higher than the target ROIC performance level for the 2019-2021 PSUs.

Recognizing that the Company was in the midst of a multi-year business transformation, as well as the uncertainty that remained around potential long-term effects of the COVID-19 pandemic on the Company's industry, the Compensation Committee established threshold as a wider range of performance below target, with a correspondingly lower payout potential.

As shown below, the 2020 performance award, which includes a relative TSR modifier based on the Company's 3-year percentage spread from the S&P 500 Index, now begins at a 17% payout at threshold performance. The 200% payout at maximum performance remains unchanged.

For purposes of the PSUs, ROIC is computed by dividing the Company's net operating profit after taxes for the year by the average of the Company's invested capital as of the beginning and end of the fiscal year. The return percentages for each fiscal year in the performance period are averaged to yield a ROIC measure for the three-year performance period. The Compensation Committee believes strong ROIC performance is aligned with creating long-term value for the Company's shareholders. Specifically, ROIC is a comprehensive long-term financial metric that incorporates both operating profit and balance sheet performance in the calculation, incenting management to generate sustained profitable growth over time. This metric also incentivizes the effective allocation of capital toward future growth investments.

The chart below illustrates how the TSR modifier expands the 2020 PSU performance award to range from 17% of target at threshold performance to 200% of target at maximum performance:

PSUs Granted		PSU Performance Level	Payout Percentage (% of Target Award)[1]		Lowe's 3-Year TSR Percentage Spread from S&P 500 Index	Modifier[1]		PSU Performance Level	Final Payout Opportunity (% of Target Award)[1]
	→	Maximum	150%	X	≥+20%	1.33x	=	Maximum	200%
		Target	100%		0%	1.00x		Target	100%
		Below Target	75%					Below Target	75%
		Threshold	25%		≤ (20)%	0.67x		Threshold	17%
		<Threshold	0%					<Threshold	0%

(1) Performance between discrete points will be interpolated; TSR modifier cannot be lower than 0.67x or higher than 1.33x; if ROIC is below threshold, there will be no payout.

2018 PSU Awards. The performance period for the PSUs awarded in 2018 (the "2018 PSUs") ended on January 29, 2021, the last day of the 2020 fiscal year. The 2018 PSUs were eligible to be earned based on the Company's average RONCAA for fiscal years 2018 through 2020. The CEO is the only NEO who received the grant of the 2018 PSUs. Given their start dates with the Company, the other NEOs did not receive the 2018 PSU award. Company RONCAA performance for the 2018 PSU awards fell below the threshold level, and therefore, no shares of Common Stock were earned.

Chief Brand and Marketing Officer Compensation

In January 2020, the Compensation Committee approved Ms. Thalberg's annual compensation and certain sign-on cash and equity awards as the Company's Executive Vice President, Chief Brand and Marketing Officer. Ms. Thalberg's target total compensation package includes a base salary of $650,000, target annual incentive opportunity of 100% of base salary and long-term incentive target of 300% of base salary. Additionally, the Compensation Committee approved a $250,000 cash signing bonus and, to offset equity compensation forfeited by Ms. Thalberg upon departure from her former employer, sign-on equity awards with a grant value of $750,000 consisting of $375,000 in time-based RSAs and $375,000 in stock options.

Benefit Restoration Plan

The Benefit Restoration Plan, adopted by the Company in August 2002, is intended to provide NEOs and other qualifying executives with benefits lost due to qualified plan limitations imposed by the Code that are equivalent to those received by all other employees under the Company's qualified retirement plans. The Company makes matching contributions to each executive officer's Benefit Restoration Plan account under the same matching contribution formula based on the executive's elective contribution to the 401(k) Plan, regardless of the Code limitations.

Severance Arrangements

The Compensation Committee approved a severance plan for senior executives (the "Severance Plan") in August 2018 that covers all current NEOs other than Mr. Ellison. The terms of the Severance Plan are described on page 51. Mr. Ellison's severance entitlements are governed by his offer letter, the terms of which are described on page 51.

All NEOs are also parties to agreements that provide severance benefits in the context of a change-in-control of the Company (the "Change-in-Control Agreements"). The Change-in-Control Agreements are described on page 51.

Perquisites

Since 2010, NEOs and other qualifying executives have been eligible for an annual executive physical to assess overall health, screening and risk reviews for chronic diseases and other specialty consultations, which helps protect the investment we make in these key individuals, at either the Novant or Atrium Health Executive Health Programs or concierge physician provider. In addition, these executives are eligible for a reimbursement of up to $12,000 for financial and tax planning services.

The Company owns and operates business aircraft to allow employees to safely and efficiently travel for business purposes and to allow limited personal travel for certain executives. The corporate aircraft allows executive officers to be far more productive than commercial flights since the corporate aircraft provides a confidential, safe and productive environment in which to conduct business. The personal usage of the corporate aircraft by the President and Chief Executive Officer is currently capped at $200,000 of incremental cost per year. As set forth in the Summary Compensation Table on page 46, Mr. Ellison's personal usage of corporate aircraft in 2020 accounted for less than thirty percent of the cap.

V. OTHER COMPENSATION POLICIES

Compensation Risk Assessment

Each November, the Compensation Committee performs a risk assessment of our compensation programs, which includes a targeted audit and analysis of the risk associated with the Company's executive compensation program conducted by the Compensation Committee's independent compensation consultant. In its annual review, the Compensation Committee considers the balance between pay components, measures of performance, magnitude of pay, pay caps, plan time horizons and over-lapping performance cycles, program design and administration and other features that are designed to mitigate risk (e.g., stock ownership guidelines and clawback policy). Following its review, the Compensation Committee has determined that our compensation practices and policies do not incentivize inappropriate or excessive risk taking behavior by Company executives. Management and the Compensation Committee have determined that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

Stock Ownership Guidelines

The Compensation Committee strongly believes that executive officers should own appropriate amounts of Common Stock to align their interests with those of the Company's shareholders. Executives can acquire Common Stock through our 401(k) Plan, employee stock purchase plan and long-term incentive awards.

The Compensation Committee has adopted stock ownership and retention guidelines for all senior executives in the Company. The ownership targets under the current guidelines are as follows:

Position	Target Ownership (Multiple of Base Salary)
President and Chief Executive Officer	6.0x
Executive Vice Presidents	4.0x
Senior Vice Presidents	2.0x

The Compensation Committee reviews compliance with the guidelines annually. The Company determines the number of shares of Common Stock required to be held by each senior officer by dividing the ownership requirement (expressed as a dollar amount) by the average closing price of the Common Stock for the preceding fiscal year. Shares of Common Stock are counted towards ownership as follows:

- All shares held or credited to a senior officer's accounts under the Lowe's 401(k), benefit restoration,

deferred compensation and employee stock purchase plans;
- All shares owned directly by the senior officer and his or her immediate family members residing in the same household;
- 50% of the number of vested and outstanding stock options; and
- 50% of the number of shares of unvested RSAs.

Senior officers may not sell the net shares resulting from an RSA or PSU vesting event or stock option exercise until the ownership requirement has been satisfied. All of our NEOs are in compliance with the stock ownership guidelines, except for Ms. Thalberg, who joined the Company in 2020 and is working towards compliance.

Oversight of Stock Ownership, No Hedging or Pledging and Clawback of Incentive Compensation

The Compensation Committee has always supported transparent governance and compliance practices and protecting the interests of the Company's shareholders. To strengthen the Company's practices in these areas, the Company has (i) controls over transactions in the Company's securities and (ii) a policy to claw back incentive compensation in the event an executive officer engaged in fraud or intentional misconduct resulting in significant financial or reputational harm, or resulting in a significant restatement of the Company's financial results.

The Company prohibits all its employees, officers and directors from:

- Using Common Stock as collateral for any purpose, including in a margin account;
- Engaging in short sales of Common Stock;
- Engaging in any transaction involving the use of a financial instrument (including forward sale contracts, futures, equity swaps, puts, calls, collars and exchange funds) or other investment designed to hedge or offset any decrease in the market value of the Company's securities or to leverage the potential return of a predicted price movement (up or down) in the Company's securities; or
- Entering standing purchase or sell orders for Common Stock except for a brief period of time during open window trading periods.

The above prohibitions apply to all shares of Common Stock held directly or indirectly or granted as part of any employee's, officer's or director's compensation.

Trading in Common Stock, including stock held in an account under the Lowe's 401(k) Plan, by an executive and the executive's immediate family members who reside with the executive or whose transactions are subject to the executive's influence or control, is limited to open window trading periods designated by the Company's General Counsel. In addition, all transactions by an executive involving Common Stock must be pre-cleared by the General Counsel.

The clawback policy, which was expanded in January 2020 to cover material financial or reputational harm, is a part of the Company's Corporate Governance Guidelines. The policy provides the Board the right to

recover for the benefit of the Company any portion of incentive compensation that was provided to any executive officer (whether or not such compensation has already been paid or vested), if the Board, in its sole discretion, determines that (i) the incentive compensation was based on the Company having met or exceeded specific performance targets that were satisfied due to the executive officer engaging in fraud or intentional misconduct, including, but not limited to, conduct resulting in a significant restatement of the Company's financial results or (ii) the executive officer engaged in any intentional misconduct that results in significant financial or reputational harm to the Company.

VI. COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2021.

Angela F. Braly, Chair
Raul Alvarez
David H. Batchelder
Sandra B. Cochran

Compensation Tables

Summary Compensation Table

This table shows the base salary, annual incentive compensation and all other compensation paid to the NEOs. The table also shows the grant date fair value of the stock and option awards made to the NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3][4]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Marvin R. Ellison President and Chief Executive Officer	2020	1,450,000	0	13,532,435	2,233,797	5,800,000	59,649	23,075,881
	2019	1,450,000	0	6,410,644	2,074,702	1,258,657	427,366	11,621,369
	2018	864,423	1,712,912	7,643,542	3,881,205	0	200,709	14,302,791
David M. Denton Executive Vice President, Chief Financial Officer	2020	941,010	0	6,442,980	1,063,554	2,352,524	12,000	10,812,068
	2019	925,000	0	3,257,042	1,054,208	501,840	39,092	5,777,182
	2018	195,673	1,000,000	890,406	879,205	71,815	69,547	3,106,646
Joseph M. McFarland III Executive Vice President, Stores	2020	775,962	0	4,734,560	781,514	1,551,923	2,400	7,846,359
	2019	750,000	0	2,347,848	759,583	325,515	176,225	4,359,171
	2018	360,577	875,000	1,225,112	1,222,220	0	52,843	3,735,752
William P. Boltz Executive Vice President, Merchandising	2020	739,663	0	4,512,954	744,940	1,479,327	76,674	7,553,557
	2019	709,615	0	2,237,661	724,108	310,324	47,063	4,028,771
Marisa F. Thalberg Executive Vice President, Chief Brand & Marketing Officer	2020	637,500	250,000	3,334,062	864,192	1,267,857	220,691	6,574,302

(1) The amount reported in this column for Ms. Thalberg represents base salary received based on her start date.

(2) The amount reported in this column for Ms. Thalberg represents a sign-on bonus of $250,000 provided under her respective offer letter.

(3) The value of the stock and option awards presented in the table equals the grant date fair value of the awards for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718. For financial reporting purposes, the Company determines the fair value of a stock or option award accounted for as an equity award on the grant date. The Company recognizes an expense for a stock or option award over the vesting period of the award. PSUs are expensed over the vesting period based on the probability of achieving the performance goal, with changes in expectations recognized as an adjustment in the period of the change. NEOs receive dividends on unvested shares of time-vested RSAs during the vesting period. Dividends are not paid or accrued on unearned PSUs. The right to receive dividends has been factored into the determination of the fair values used in the amounts presented above.

The assumptions used to calculate the grant date fair value of the option awards granted in fiscal 2020 are as follows: expected volatility of 28.31%, expected dividend yield of 1.77%, an assumed risk-free interest rate of .51% and expected term of 7 years. See Note 11, "Accounting for Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 29, 2021 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used in calculating the grant date fair values.

(4) The amounts reported in this column include the sum of the grant date fair values of PSUs and RSAs. The 2020 PSUs will be earned based on the Company's achievement of a three-year average ROIC goal, and a relative TSR modifier. The PSUs are accounted for as equity awards. The 2020 stock award amounts include the following grant date fair values of the PSUs: Mr. Ellison — $11,302,871; Mr. Denton — $5,381,436; Mr. McFarland — $3,954,486; Mr. Boltz — $3,769,390; and Ms. Thalberg — $2,471,477. The grant date fair values of the PSUs, assuming the maximum number of shares would be earned at the end of the three-year performance period, would have been: Mr. Ellison — $22,549,072; Mr. Denton — $10,735,964; Mr. McFarland — $7,889,199; Mr. Boltz — $7,519,823; and Ms. Thalberg — $4,930,520.

(5) The amounts shown in this column reflect payments made under the Company annual incentive plan, which paid out at maximum based on performance achievement described in more detail on page 40.

(6)   Amounts presented consist of the following for the 2020 fiscal year:

Name	Company Matching Contributions to:		Reimbursement of Tax and Financial Planning Costs ($)	Personal Use of Corporate Aircraft ($)	Cost of Company Required Physical Exam ($)	Relocation[i] ($)	Total ($)
	401(k) Plan ($)	Benefit Restoration Plan ($)					
Mr. Ellison	0	0	0	56,548	3,040	61	59,649
Mr. Denton	0	0	12,000	0	0	0	12,000
Mr. McFarland III	0	0	0	0	2,400	0	2,400
Mr. Boltz	8,875	0	0	65,020	2,778	0	76,674
Ms. Thalberg	2,125	0	8,087	33,511	0	176,967	220,691

All amounts presented above, other than the amount for personal use of corporate aircraft, equal the actual cost to the Company of the particular benefit or perquisite provided. The amount presented for personal use of corporate aircraft is equal to the incremental cost to the Company of such use. Incremental cost includes fuel, landing and ramp fees and other variable costs directly attributable to personal use. Incremental cost does not include an allocable share of the fixed costs associated with the Company's ownership of the aircraft.

(i)   Mr. Ellison and Ms. Thalberg were provided relocation assistance in connection with their hiring. The relocation assistance provided is generally comparable to the relocation program provided as a benefit to other executives who relocate. Items in this column include expenses from December 1, 2019 through November 30, 2020 including the following tax gross ups: Mr. Ellison — $27 and Ms. Thalberg — $78,941.

Grants of Plan-Based Awards

This table presents the potential annual incentive awards the NEOs were eligible to earn in fiscal 2020, as well as the stock options, RSAs and PSUs awarded to the NEOs in fiscal 2020 and the grant date fair value of those awards.

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Ellison												
Annual Incentive			725,000	2,900,000	5,800,000							
PSUs	9/1/2020	8/21/2020				9,287	55,447	110,616				11,302,871
Options	4/1/2020	3/24/2020								120,014	80.42	2,233,797
RSAs	4/1/2020	3/24/2020							27,724			2,229,564
Mr. Denton												
Annual Incentive			294,066	1,176,262	2,352,524							
PSUs	9/1/2020	8/21/2020				4,421	26,399	52,666				5,381,436
Options	4/1/2020	3/24/2020								57,141	80.42	1,063,554
RSAs	4/1/2020	3/24/2020							13,200			1,061,544
Mr. McFarland III												
Annual Incentive			193,990	775,962	1,551,923							
PSUs	9/1/2020	8/21/2020				3,249	19,399	38,701				3,954,486
Options	4/1/2020	3/24/2020								41,988	80.42	781,514
RSAs	4/1/2020	3/24/2020							9,700			780,074
Mr. Boltz												
Annual Incentive			184,916	739,663	1,479,327							
PSUs	9/1/2020	8/21/2020				3,097	18,491	36,889				3,769,390
Options	4/1/2020	3/24/2020								40,023	80.42	744,940
RSAs	4/1/2020	3/24/2020							9,246			743,563
Ms. Thalberg												
Annual Incentive			158,482	633,929	1,267,857							
PSUs	9/1/2020	8/21/2020				2,030	12,124	24,187				2,471,477
Options	4/1/2020	1/30/2020								20,187	80.42	375,737
Options	4/1/2020	3/24/2020								26,243	80.42	488,456
RSAs	4/1/2020	1/30/2020							4,664			375,079
RSAs	4/1/2020	3/24/2020							6,062			487,506

(1) The NEOs are eligible to earn annual incentive compensation under the Company's annual incentive plan for each fiscal year based on the Company's achievement of one or more performance measures established at the beginning of the fiscal year by the Compensation Committee. For the 2020 fiscal year ended January 29, 2021, the performance measures selected by the Compensation Committee were the Company's sales (weighted 40%), operating income (weighted 40%), inventory improvement (weighted 10%) and Pro sales growth (weighted 10%). The performance levels for the performance measures, the Company's actual performance and the amounts earned by the NEOs for the 2020 fiscal year are shown on page 40. Base salary considered for annual incentive plan purposes is as of April 1, 2020. The amounts earned by the NEOs are also reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 46.

(2) The PSUs reported in this column are earned based on the Company's ROIC over a three-year performance period and a relative TSR modifier. No dividends will accrue or be paid on the PSUs during the three-year performance period. The terms of the PSUs are described in more detail beginning on page 41.

(3) The time-vested RSAs vest on the third anniversary of the grant date or, if earlier, the date the NEO terminates employment due to death or disability. For the NEOs who meet the retirement provisions of the applicable RSA grant agreements, their awards will vest upon retirement, but will not be transferred to the NEO until the original vesting date of the award. Retirement for this purpose is defined as the voluntary termination of employment with the approval of the Board at least six months after the grant date and on or after the date the NEO has satisfied an age and service requirement, provided the NEO has given the Board advance notice of such retirement. Messrs. Ellison, Denton, McFarland and Boltz and Ms. Thalberg will satisfy the age and service requirement for retirement once their age in addition to years of service equals at least 70; provided the NEO is at least 55 years old. Ms. Thalberg received an additional 4,644 shares of RSAs and 20,187 shares of options as described on page 42, both of which vest in three equal annual installments on each of the first three anniversaries of the grant date. The NEOs receive cash dividends paid with respect to the RSA shares during the vesting period on the same terms as the other shareholders of the Company.

(4) All options have a 10-year term and an exercise price equal to the closing price of the Common Stock on the grant date. The options vest in three annual installments on each of the first three anniversaries of the grant date or, if earlier, the date the NEO terminates employment due to death or disability. The options granted to the NEOs will become exercisable in the event of retirement, as defined in the applicable grant agreement, in accordance with the original three-year vesting schedule and remain exercisable until their expiration dates.

(5) Amounts represent the grant date fair value of awards granted in fiscal 2020 for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the grant date fair value of the option awards granted are as follows: expected volatility of 28.31%, expected dividend yield of 1.77%, an assumed risk-free interest rate of .51% and expected term of 7 years. The assumptions made in the valuation of the PSU awards are set forth in Note 11, "Accounting for Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 29, 2021. The valuation of the time-vested RSAs is based on the closing price of our Common Stock on the grant date.

Outstanding Equity Awards at Fiscal Year-End

This table presents information about unearned or unvested stock and option awards held by the NEOs on January 29, 2021.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Ellison	110,827	55,413[4]	94.87	7/2/2028	97,814	16,320,266	204,792	34,169,545
	27,487	54,973[5]	108.93	4/1/2029				
	—	120,014[6]	80.42	4/1/2030				
Mr. Denton	27,134	13,566[7]	92.27	1/2/2029	32,400	5,405,940	90,790	15,148,312
	13,967	27,933[5]	108.93	4/1/2029				
	—	57,141[6]	80.42	4/1/2030				
Mr. McFarland III	29,207	14,603[8]	114.07	10/1/2028	27,330	4,560,011	66,172	11,040,798
	10,064	20,126[5]	108.93	4/1/2029				
	—	41,988[6]	80.42	4/1/2030				
Mr. Boltz	18,780	9,390[8]	114.07	10/1/2028	22,706	3,788,496	63,083	10,525,399
	9,594	19,186[5]	108.93	4/1/2029				
	—	40,023[6]	80.42	4/1/2030				
Ms. Thalberg	—	26,243[6]	80.42	4/1/2030	10,726	1,789,633	24,187	4,035,601
	—	20,187[6]	80.42	4/1/2030				

(1) The unvested RSAs vest as follows:

	4/1/2021	7/2/2021	10/1/2021	1/2/2022	4/1/2022	4/1/2023	Total
Mr. Ellison	—	51,290	—	—	18,800	27,724	97,814
Mr. Denton	—	—	—	9,650	9,550	13,200	32,400
Mr. McFarland III	—	—	10,740	—	6,890	9,700	27,330
Mr. Boltz	—	—	6,900	—	6,560	9,246	22,706
Ms. Thalberg	1,554	—	—	—	1,555	7,617	10,726

(2) Amount is based on the closing market price of the Company's Common Stock on January 29, 2021 of $166.85.

(3) The number of unearned PSUs in this column is calculated in accordance with SEC requirements and equals (i) the minimum number of PSUs that may be earned based on the Company's RONCAA during the 2018 through 2020 fiscal year period after applying the maximum relative TSR modifier, (ii) the maximum number of PSUs that may be earned based on the Company's ROIC during the 2019 through 2021 fiscal year period after applying the maximum relative TSR modifier and (iii) the maximum number of PSUs that may be earned based on the Company's ROIC during the 2020 through 2022 fiscal year period after applying the maximum relative TSR modifier. No dividends are paid or accrued on unearned PSUs.

(4) These options vest in one annual installment on July 2, 2021.

(5) These options vest in two annual installments on April 1, 2021 and April 1, 2022.

(6)   These options vest in three annual installments on April 1, 2021, April 1, 2022 and April 1, 2023.

(7)   These options vest in one annual installment on January 2, 2022.

(8)   These options vest in one annual installment on October 1, 2021.

Option Exercises and Stock Vested at Fiscal Year-End

This table presents information about stock options exercised by the NEOs and the number and the value of the NEOs' stock awards that vested during the 2020 fiscal year.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Mr. Ellison	—	—	—	—
Mr. Denton	—	—	—	—
Mr. McFarland III	—	—	—	—
Mr. Boltz	—	—	—	—
Ms. Thalberg	—	—	—	—

Nonqualified Deferred Compensation

The Company sponsors two non-qualified deferred compensation plans for the benefit of senior management employees: the Benefit Restoration Plan (the "BRP") and the Cash Deferral Plan (the "CDP").

Benefit Restoration Plan

The BRP allows a senior management employee to defer receipt of the difference between (i) 6% of the sum of base salary and annual incentive plan compensation and (ii) the amount the employee is allowed to contribute to the Company's tax-qualified 401(k) Plan. The deferred amounts are credited to the employee's BRP account. The Company makes matching contributions to the employee's BRP account under the same matching contribution formula that applies to employee contributions to the 401(k) Plan. An employee's account under the BRP is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the BRP after February 1, 2003 be deemed to be invested in Common Stock. An employee may elect to change the investment of the employee's BRP account as frequently as each business day. An employee's account under the BRP is paid to the employee in cash within 90 days of a 409A "separation from service", unless later distribution is required for a "specified employee" under Code Section 409.

Cash Deferral Plan

The CDP allows a senior management employee to elect to defer receipt of up to 80% of his or her base salary, annual incentive plan compensation and certain other bonuses. The deferred amounts are credited to the employee's CDP account. The Company does not make any contributions to the CDP. An employee's CDP account is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the CDP be deemed to be invested in Common Stock. An employee may elect to change the investment of the employee's CDP account as frequently as each business day. An employee's account under the CDP is paid within 90 days of a 409A "separation from service", unless later distribution is required for a "specified employee" under Code Section 409A. In addition, an employee may elect to have a portion of the employee's deferrals segregated into a separate sub-account that is paid at a date elected by the employee so long as the date is at least five years from the date of the employee's deferral election.

Nonqualified Deferred Compensation Elections

None of the NEOs participate in either of the Company's two deferred compensation plans.

Potential Payments Upon Termination or Change-in-Control

The Company has entered into Change-in-Control Agreements with each of the current NEOs and certain other senior officers of the Company. The agreements provide for certain benefits if the Company experiences a change-in-control followed by termination of the executive's employment within 24 months following such change-in-control:

- by the Company's successor without cause, which means continued and willful failure to perform duties or conduct demonstrably and materially injurious to the Company or its affiliates; or

- by the executive for certain reasons, including a downgrading of the executive's position.

The following describes the material provisions of the Change-in-Control Agreements that we have entered into with our NEOs. All of the agreements automatically expire on the second anniversary of a change-in-control notwithstanding the length of the terms remaining on the date of the change-in-control.

Accrued Obligations	The NEO receives the sum of (1) the NEO's annual base salary through date of separation and (2) any accrued vacation pay to the extent not paid.
Severance Benefit	The NEO receives 2.99 times the sum of the present value of the NEO's annual base salary, annual incentive compensation (as calculated pursuant to the agreement) and welfare insurance costs.
No Tax Gross-Up	There are no effective provisions for an excise tax gross-up. Instead, change-in-control payments will be subject to a provision, whereby the executives will receive either the original amount of the payment or a reduced amount, depending on which amount will provide them a greater after-tax benefit.
Legal Fees	All legal fees and expenses incurred by the executives in enforcing these agreements will be paid by the Company.
Restrictive Covenants	The Change-in-Control Agreements include restrictive covenants including, but not limited to, a covenant not to compete against the Company for the longer of (a) two years following termination of employment and (b) the period following the termination of employment during which Company equity awards held by the NEO continue to vest and a covenant not to solicit Company employees or customers for two years following termination of employment.

The Company's long-term incentive plan provides that, if within one year after a change-in-control, an executive's employment is terminated by the Company without cause or by the executive for Good Reason (as defined in the Change-in-Control Agreement), then all outstanding stock options will become fully exercisable and all outstanding RSAs will become fully vested. In the event of a change-in-control of the Company, the performance periods for all outstanding PSUs will terminate as of the end of the fiscal quarter preceding the change-in-control and the PSUs will be earned based on Company performance through such date. Under the terms of stock option, RSA and PSU award agreements, the executive is subject to a covenant not to compete against the Company for 24 months following termination of employment and, in the event of a breach, will forfeit awards or be required to repay the Company certain amounts with respect to awards.

Executive Vice Presidents covered by the Severance Plan who experience a Qualified Termination (as defined in the Severance Plan) of employment are, subject to the terms of the Severance Plan, eligible to receive a benefit consisting of (i) cash severance equal to two times the sum of their annual base salary and target annual bonus to be paid in installments over 24 months in accordance with the Company's normal payroll practices, (ii) continued participation in the employee health care plan maintained by the Company upon the same terms and conditions in effect for active employees until the earlier of the second anniversary of such termination or the date the Executive Vice President becomes covered under another employer's health care plan and (iii) up to one year of Company-paid outplacement services. Payments made pursuant to the Severance Plan shall be reduced, in whole or in part, by all compensation received by or payable to the Executive Vice President for services rendered in any capacity to any third party during the severance period, with the exception of any compensation received for service on a board of directors or similar arrangement that existed on the termination date.

In the event Mr. Ellison's employment with the Company is terminated involuntarily other than for Cause (as defined in his offer letter), and subject to the terms of his offer letter, Mr. Ellison is entitled to receive severance payments equal to two times the sum of his annual base salary and target annual bonus to be paid over 24 months in accordance with the Company's normal payroll practices.

The following table shows the amounts payable to the NEOs in the event their employment terminated at the end of the 2020 fiscal year due to their resignation, death, disability or retirement and the amounts payable under the Severance Plan, the Change-in-Control Agreements and the long-term incentive plan if a change-in-control of the Company had occurred at the end of the 2020 fiscal year and/or the NEOs' employment was terminated by the Company without Cause or by the NEO for Good Reason (in each case, as defined in the Change-in-Control Agreements) on January 29, 2021.

Name and Benefit	Voluntary Resignation ($)	Death ($)	Disability ($)	Retirement ($)[1]	Qualified Termination ($)[2]	Change of Control ($)	Change of Control and Qualifying Termination ($)
Mr. Ellison							
Severance[3]	0	0	0	0	8,700,000	0	12,973,552
Stock Options[4]	0	17,545,474	17,545,474	0	0	0	17,545,474
Restricted Stock Awards[4]	0	16,320,266	16,320,266	0	0	0	16,320,266
Performance Shares Units[5]	0	23,941,473	23,941,473	0	0	23,941,473	23,941,473
Welfare Benefits[6]	0	0	0	0	0	0	69,080
Total	0	57,807,213	57,807,213	0	8,700,000	23,941,473	70,849,845
Mr. Denton							
Severance[3]	0	0	0	0	4,245,750	0	6,328,017
Stock Options[4]	0	7,568,328	7,568,328	0	0	0	7,568,328
Restricted Stock Awards[4]	0	5,405,940	5,405,940	0	0	0	5,405,940
Performance Shares Units[5]	0	11,674,828	11,674,828	0	0	11,674,828	11,674,828
Welfare Benefits[6]	0	0	0	0	27,998	0	61,467
Total	0	24,649,096	24,649,096	0	4,273,748	11,674,828	31,038,580
Mr. McFarland III							
Severance[3]	0	0	0	0	3,120,000	0	4,652,645
Stock Options[4]	0	5,565,467	5,565,467	0	0	0	5,565,467
Restricted Stock Awards[4]	0	4,560,011	4,560,011	0	0	0	4,560,011
Performance Shares Units[5]	0	8,516,525	8,516,525	0	0	8,516,525	8,516,525
Welfare Benefits[6]	0	0	0	0	25,777	0	68,035
Total	0	18,642,002	18,642,002	0	3,145,777	8,516,525	23,362,683
Mr. Boltz							
Severance[3]	0	0	0	0	2,974,000	0	4,434,925
Stock Options[4]	0	5,066,045	5,066,045	0	0	0	5,066,045
Restricted Stock Awards[4]	0	3,788,496	3,788,496	0	0	0	3,788,496
Performance Shares Units[5]	0	8,118,921	8,118,921	0	0	8,118,921	8,118,921
Welfare Benefits[6]	0	0	0	0	25,777	0	68,035
Total	0	16,973,462	16,973,462	0	2,999,777	8,118,921	21,476,423
Ms. Thalberg							
Severance[3]	0	0	0	0	2,600,000	0	3,877,204
Stock Options[4]	0	4,012,945	4,012,945	0	0	0	4,012,945
Restricted Stock Awards[4]	0	1,789,633	1,789,633	0	0	0	1,789,633
Performance Shares Units[5]	0	3,348,012	3,348,012	0	0	3,348,012	3,348,012
Welfare Benefits[6]	0	0	0	0	20,323	0	51,056
Total	0	9,150,590	9,150,590	0	2,620,323	3,348,012	13,078,850

(1) No NEOs were eligible for retirement as of the end of the fiscal year 2020.

(2) The Board approved a severance plan on August 16, 2018, described in more detail on page 51, which covers all NEOs below the CEO. Mr. Ellison's severance entitlements are governed by his offer letter, described in more detail on page 51. For Mr. Ellison, this represents an involuntary termination of employment other than for Cause (as defined in his offer letter) and for each other NEO this represents a Qualified Termination under the Severance Plan.

(3) The amounts presented are payable as follows: (i) in the case of a Qualified Termination, in equal installments in accordance with the Company's payroll practices for 24 months; and (ii) in the case if a Change in Control and Qualified Termination, in cash in a lump sum.

(4) The amounts presented for the stock options and RSAs are equal to the values of the unvested in-the-money stock options and the restricted shares that would become vested based on the closing market price of the Common Stock on January 29, 2021 of $166.85.

(5) The amounts presented for the PSUs are the value for the 2018, 2019 and 2020 PSU awards that would be earned assuming estimated performance through January 29, 2021 and based on the closing market price of the Common Stock on January 29, 2021 of $166.85.

(6) The costs for Welfare Benefits include the Company costs for continuing coverage in the case of a Qualified Termination over a period of 24 months. In the case of a Change-in-Control and Qualified Termination these amounts include costs to the Company and to the NEO and would be paid as a cash lump sum. Welfare Benefits costs in the case of death and disability are consistent with Company offerings for all employees.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K ("Annual Total Compensation"), of our median-paid employee and the Annual Total Compensation of our President and Chief Executive Officer, Marvin R. Ellison.

- For 2020, the Annual Total Compensation for Mr. Ellison, as reported in the Summary Compensation Table on page 46, was $23,075,881.

- The Annual Total Compensation for 2020 for our median-paid employee, excluding Mr. Ellison, was $24,554.

- Based on this information, for fiscal 2020, the ratio of the Annual Total Compensation of Mr. Ellison to the Annual Total Compensation of our median employee was 940 to 1.

Factors Underlying the Change in the Pay Ratio From 2019

The increase in Mr. Ellison's Annual Total Compensation for 2020, as reported in the Summary Compensation Table, is attributable to several factors that are also discussed in the Compensation Discussion and Analysis:

- For fiscal 2020, Mr. Ellison's total long-term equity award target as a percentage of base salary was increased from 565% to 615% to align closer to the market median, as described on page 41.

- Given the delay in the timing of the grant of PSUs to September 2020 (seven (7) months into the performance cycle, as described on page 41), the grant date fair value for PSUs reflected in the Summary Compensation Table is higher under accounting and SEC rules than Mr. Ellison's target PSU award value.

- Mr. Ellison received a 200% of target incentive award payout for 2020 performance (described on page 40), whereas he received a 43.4% of target annual incentive award payout the year prior for 2019 performance.

In addition, the 7.9% increase in compensation for our median employee was driven largely by higher payouts in incentive plan compensation, including special payments and bonuses awarded to all U.S. hourly full-time, part-time, and seasonal employees during 2020 in response to the COVID-19 pandemic (as described on pages 28 to 29).

Identifying our Median Compensated Employee

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's Annual Total Compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and employment and compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employee populations and employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median compensated employee for 2020, in accordance with SEC rules we used the following methodology, material assumptions, adjustments and estimates:

- We determined our employee population as of December 31, 2020, which was within the last three months of fiscal 2020 as required by the SEC rules. As of this date, we employed a total of approximately 342,000

employees, of which approximately 312,200 or 91.3% were employed in the U.S. and approximately 29,800 were employed outside of the U.S. We also included all employees from our acquisitions. In calculating the pay ratio we excluded, under the de minimis exception to the pay ratio rule, all of our approximately 3,200 employees across Asia, or 0.95% of our total global workforce.

- We compared the payroll data of our employee population using a consistently applied compensation measure consisting of base salary, wages (including overtime), special cash payments, bonus or commission paid during the 12-month period ending December 31, 2020 (the "Estimated Compensation").

- Based on the Estimated Compensation of each employee, we identified a cohort of 61 employees (the "Median Cohort"), consisting of the median employee and 30 employees above and 30 employees below the median Estimated Compensation value. After evaluating the shared characteristics of the Median Cohort, we noted that the median employee's compensation reflected anomalous characteristics (such as participation in non-US compensation programs, a hire date during the fiscal year, or separation prior to the end of the fiscal year) that could significantly distort the pay ratio calculation. Therefore, we selected a similarly compensated employee from the Median Cohort that did not bear anomalous characteristics as a substitute median compensated employee.

- We then calculated the Annual Total Compensation of the median compensated employee using the same methodology used for calculating Mr. Ellison's Annual Total Compensation.

Compensation Committee Interlocks and Insider Participation

Raul Alvarez, David H. Batchelder, Angela F. Braly, Sandra B. Cochran, and Eric C. Wiseman served on the Compensation Committee in fiscal 2020. None of the directors who served on the Compensation Committee in fiscal 2020 has ever served as one of the Company's officers or employees or had any relationship with the Company or any of its subsidiaries during fiscal 2020 pursuant to which disclosure would be required under the SEC rules pertaining to the disclosure of transactions with related persons. During fiscal 2020, none of the Company's executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer of such other entity served on the Company's Board or the Compensation Committee.

Equity Compensation Plan Information

The following table provides information as of January 29, 2021 with respect to stock options and stock unit awards outstanding and shares available for future awards under all of Lowe's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)[2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,676,405	89.51	47,693,364[3]
Equity compensation plans not approved by security holders	0	0	0
Total	4,676,405	89.51	47,693,364[3]

(1) Column (a) contains information regarding stock options and deferred, performance and restricted stock units only; there are no warrants or stock appreciation rights outstanding. As of January 29, 2021, there were 703,367 performance stock units outstanding. Column (a) includes 1,403,100 performance stock units which is equal to the maximum number of performance stock units that would be earned if the maximum performance goals were achieved. The weighted-average exercise price shown in column (b) does not take into account deferred, performance or restricted stock units because they are granted outright and do not have an exercise price.

(2) In accordance with SEC rules, this column does not include shares available under the Lowe's 401(k) Plan.

(3) Includes the following:

- 27,693,364 shares available for grants of stock options, stock appreciation rights, stock awards, performance shares, and deferred, performance and restricted stock units to key employees and outside directors under the Lowe's Companies, Inc. 2006 Long Term Incentive Plan, as amended ("LTIP"). Stock options granted under the LTIP have terms of ten years, with one-third of each grant vesting each year for three years and are assigned an exercise price equal to the closing market price of a share of Common Stock on the date of grant. No awards may be granted under the LTIP after 2024.

- 20,000,000 shares available for issuance under the new Lowe's Companies, Inc. 2020 Employee Stock Purchase Plan. Eligible employees may purchase shares of Common Stock through after-tax payroll deductions. The purchase price of this stock is equal to 85% of the closing price on the date of purchase for each semi-annual stock purchase period.

Related Person Transactions

POLICY AND PROCEDURES FOR REVIEW, APPROVAL OR RATIFICATION OF RELATED PERSON TRANSACTIONS

The Company has a written policy and procedures for the review, approval or ratification of transactions that could potentially be required to be reported under the SEC rules for disclosure of transactions in which related persons have a direct or indirect material interest (the "Policy"). Related persons include directors and executive officers of the Company and members of their immediate families. To help identify related person transactions and relationships, each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or is proposed to have with the Company. The Company's General Counsel is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers about any such transactions. The General Counsel is also responsible for making a recommendation, based on the facts and circumstances in each instance, on whether the Company or the related person has a material interest in the transaction.

The Policy, which is administered by the Nominating and Governance Committee of the Board, includes several categories of pre-approved transactions with related persons, such as employment of executive officers and certain banking-related services. For transactions that are not pre-approved, the Nominating and Governance Committee, in determining whether to approve or ratify a transaction with a related person, takes into account, among other things, (i) whether the transaction would violate the Company's Code of Business Conduct and Ethics, (ii) whether the transaction is on terms no less favorable than terms generally available to or from an unaffiliated third party under the same or similar circumstances and (iii) the extent of the related person's interest in the transaction as well as the importance of the interest to the related person. No director may participate in any discussion or approval of a transaction for which he or she or a member of his or her immediate family is a related person.

APPROVED OR RATIFIED RELATED PERSON TRANSACTIONS

The Nominating and Governance Committee of the Company's Board of Directors, which is comprised entirely of independent directors, has reviewed all of the material terms and approved or ratified the following transactions. In presenting the transactions to the Nominating and Governance Committee, the Company confirmed that the terms of each are consistent with, and within the established range for, those provided to employees with comparable positions and tenure, and are expected to continue on similar terms for the current fiscal year.

Sylvia Ellison, who is the sister of Marvin R. Ellison, the Company's President and Chief Executive Officer and director, has been employed by the Company as a field merchant since August 2020. Sylvia Ellison's compensation for fiscal 2020 (including any bonus and equity compensation amounts) was approximately $116,000. She also received customary employee benefits.

Timothy Lollis, who is the brother-in-law of Marvin R. Ellison, the Company's President and Chief Executive Officer and director, has been employed by the Company as a store manager since February 2020. Timothy Lollis' compensation for fiscal 2020 (including any bonus and equity incentive compensation amounts) was approximately $170,000. He also received customary employee benefits.

Christopher McFarland, who is the brother of Joseph M. McFarland, the Company's Executive Vice President, Stores, has been employed by the Company as an installation merchant since June 2019. Christopher McFarland's compensation for fiscal 2020 (including any bonus and equity incentive compensation amounts) was approximately $230,000. He also received customary employee benefits.

Audit Matters

REPORT OF THE AUDIT COMMITTEE

This report by the Audit Committee is required by the SEC rules. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and it is not to be otherwise deemed filed under either such Act.

The Audit Committee has five members, all of whom are independent directors as defined by the Categorical Standards, Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3(b)(1)(ii) of the Exchange Act. Each member of the Audit Committee is "financially literate," as determined by the Board, in its business judgment, and qualified to review and assess financial statements. The Board of Directors has determined that more than one member of the Audit Committee qualifies as an "audit committee financial expert," as such term is defined by the SEC, and has designated Bertram L. Scott, Chair of the Audit Committee; Brian C. Rogers and Lisa W. Wardell, each as an "audit committee financial expert."

The Audit Committee reviews the general scope of the Company's annual audit and the fees charged by the Company's independent registered public accounting firm, determines duties and responsibilities of the internal auditors, reviews financial statements and accounting principles being applied thereto and reviews audit results and other matters relating to internal control and compliance with the Company's Code of Business Conduct and Ethics.

In carrying out its responsibilities, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements with management;

- met periodically with the Company's Vice President of Internal Audit and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting;

- discussed with the independent registered public accounting firm those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC;

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence; and

- reviewed and discussed with management and the independent registered public accounting firm management's report and the independent registered public accounting firm's report on the Company's internal control over financial reporting and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Based on the reviews and discussions noted above and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2021.

Bertram L. Scott, Chair
Laurie Z. Douglas
Brian C. Rogers
Lisa W. Wardell
Eric C. Wiseman

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The aggregate fees billed to the Company for each of the last two fiscal years by the Company's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, were:

	Fiscal 2019 ($)	Fiscal 2020 ($)
Audit Fees[1]	3,931,894	4,061,354
Audit-Related Fees[2]	139,257	100,265
Tax Fees[3]	23,824	20,876
All Other Fees[4]	555	9,096

(1) Audit Fees consist of fees billed by the independent registered public accounting firm for the respective year for professional services for the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, review of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and services provided by the independent registered public accounting firm in connection with the Company's statutory filings for the last two fiscal years. Audit fees also include fees for professional services rendered for the audit of the Company's internal control over financial reporting.

(2) Audit-Related Fees consist of fees billed by the independent registered public accounting firm for the respective year for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and include audits of the Company's employee benefit plans and other consultations concerning financial accounting and reporting standards.

(3) Tax Fees consist of fees billed by the independent registered public accounting firm for the respective year for tax compliance, planning and advice.

(4) All Other Fees consist of fees billed by the independent registered public accounting firm in fiscal 2019 and 2020 for training and subscriptions.

The Audit Committee has an established policy and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee in order to assure that the provision of such services does not impair the independence of the independent registered public accounting firm. The policy also provides that the Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee as permitted by the Audit Committee's charter, provided that the Chair reports any such pre-approval decisions to the full Audit Committee at its next meeting. Any proposed services exceeding pre-approved fee levels require specific approval by the Audit Committee. The Audit Committee has pre-approved all audit and non-audit services provided in fiscal 2019 and fiscal 2020 in accordance with the Audit Committee's policy and procedures.

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

As required by Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote on an advisory resolution to approve the compensation of our named executive officers in fiscal 2020, which is described in this Proxy Statement.

The fundamental philosophy of our executive compensation program is to align our executives' pay to overall Company growth and the effective execution of our business strategies. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, which are focused on driving operational excellence and better serving our customers; and

- Provide market competitive total compensation with an opportunity to earn above market median pay when the Company delivers results that exceed performance targets, and below median pay when the Company falls short of performance targets.

The "Compensation Discussion and Analysis" section of this Proxy Statement provides a thorough description of how the Compensation Committee has designed and administered the executive compensation program to meet these objectives.

The "Compensation Discussion and Analysis" section also provides a thorough description of the reasoning behind the increases in the annual total compensation for 2020, as reported in the Summary Compensation Table, which was attributable to several factors, including strong financial performance for the year as well as the accounting valuation of PSUs that were granted later in the fiscal year compared to fiscal 2019.

At the 2020 Annual Meeting of Shareholders, the Company provided shareholders with the opportunity to cast an advisory vote to approve the compensation of our named executive officers (commonly known as a "say-on-pay" vote), and shareholders approved our named executive officer compensation with approximately 94% of the votes cast in favor. At the 2017 Annual Meeting of Shareholders, the Company also asked shareholders to indicate whether a say-on-pay vote should occur every one, two or three years, with the Board recommending an annual advisory vote. Because the Board views it as a good corporate governance practice, and because at the 2017 Annual Meeting of Shareholders approximately 90% of the votes cast were in favor of an annual advisory vote, you will have the opportunity at the Annual Meeting to provide feedback to the Compensation Committee on our executive compensation program by endorsing or not endorsing the compensation of the named executive officers through a non-binding vote on the following resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED.

Even though the result of the say-on-pay vote is non-binding, the Compensation Committee and the Board value the opinions that shareholders express in their votes and will carefully consider the results of the vote when making future executive compensation decisions. The next say-on-pay vote will be held at the 2022 Annual Meeting of Shareholders.

 **The Board of Directors unanimously recommends a vote "FOR" the resolution.**

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

We are asking our shareholders to ratify the appointment of Deloitte & Touche LLP as Lowe's independent registered public accounting firm for fiscal 2021.

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for fiscal 2021.

Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1982 and is considered by management to be well-qualified. From 1962 to 1981, predecessor accounting firms that were ultimately acquired by Deloitte & Touche LLP served as the independent auditors of the Company. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee is involved in the selection of Deloitte & Touche LLP's new lead engagement partner. A new lead engagement partner was selected for fiscal 2020.

The Audit Committee conducts a comprehensive annual review process to select and retain the Company's independent registered public accounting firm. In connection with its annual review, the Audit Committee considered various factors as part of its assessment of the qualifications, performance, and independence of Deloitte & Touche LLP and its selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021. The factors are grouped into the following categories:

- Quality of services,
- Sufficiency of resources,
- Communication and interaction, and
- Independence, objectivity and professional skepticism.

The Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Although shareholder ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise, the Board is submitting the appointment of Deloitte & Touche LLP to the shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP as the Company's independent registered public accounting firm. In addition, even if the shareholders ratify the appointment of Deloitte & Touche LLP, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Deloitte & Touche LLP are expected to participate in the Annual Meeting, where they will have the opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

 **The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021.**

Proposal 4: Shareholder Proposal Regarding Amending the Company's Proxy Access Bylaw to Remove Shareholder Aggregation Limits

John Chevedden has informed the Company that he intends to present the proposal set forth below for consideration at the Annual Meeting.

Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access.

The current arbitrary ration of 20 shareholders to initiate shareholder proxy access can be called Catch-22 Proxy Access. To assemble 20 shareholders, who have owned 3% of company stock for an unbroken 3-years, one would reasonably need to start with 60 activist shareholders who own 9% of company stock for an unbroken 3-years because initiating proxy access is a complicated process that is easily susceptible to errors. It is also highly susceptible to dropouts.

The 60 activist shareholders could then be whittled down to 40 shareholders because some shareholders would be unable to timely meet all the paper chase requirements. After the 40 shareholders submit their paperwork to management—then management might arbitrarily claim that 10 shareholders do not meet the requirements figuring that shareholders do not want a battle in court and management might convince another 10 shareholders to drop out—leaving 20 shareholders. But the current bylaws do not allow 40 shareholders to submit their paperwork to management to end up with 20 qualified shareholders.

And 60 shareholders who own 9% of company stock for an unbroken 3-years might determine that they own 51% of company stock when length of unbroken stock ownership is factored out.

But how does one begin to assemble a group of 60 potential participants if potential participants cannot even be guaranteed participant status after following the tedious rules that are 3000-words of dense legalese — because a single shareholder always takes the risk that one will be the 21st shareholder that could be eliminated after a substantial investment of time by the arbitrary ration of 20 shareholders.

More emphasis should be given to improving proxy access because of new limitations on shareholder rights. The shareholder right to call a special meeting has taken a big hit due to the avalanche of online shareholder meetings that can be tightly controlled bare bones meetings where all challenging questions and comments are screened out by management.

Goodyear management even hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting.

Plus AT&T management would not allow any shareholder proposal sponsors to read their proposals at the 2020 AT&T online annual meeting during the pandemic.

Currently it takes the formal backing 20% of Lowe's shares that typically cast ballots at the annual meeting, to call a special shareholder meeting. Plus LOW shareholders are denied in perpetuity the right to act by written consent by the backward laws of North Carolina in regard to shareholder rights. And Mr. Richard Dreiling, Chairman of the Lowe's Board, received 20-times the negative votes of 2 of his LOW director peers.

Please vote yes:
Improve Our Catch-22 Proxy Access — Proposal 4

Lowe's Board of Directors' Statement OPPOSING this shareholder proposal.

The Board has carefully considered the terms of this shareholder proposal and has determined that it is not in the best interests of our shareholders. Our current proxy access bylaw provides shareholders with a meaningful opportunity to nominate directors, aligns with market practice and complements our other strong governance practices.

Lowe's Has Already Implemented a Proxy Access Bylaw Which Strikes the Right Balance Between Promoting Shareholder Rights and Protecting the Interests of Shareholders

The Board adopted proxy access in March 2016. As a result, our Bylaws permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of (i) two or (ii) 20% of the Board or, if such amount is not a whole number, the closest whole number below 20%, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our Bylaws applicable for all director nominees. When our Board adopted these terms, commonly referred to as a 3/3/20/20 proxy access standard, it evaluated a number of different factors. Those factors included providing shareholders meaningful participation in the director nomination process, as well as the importance of instituting reasonable procedural requirements, such as limiting the number of shareholders that may aggregate their share ownership to achieve the 3% nominating group threshold.

After reviewing this shareholder proposal, the terms of our proxy access bylaw and additional information, including the market practices discussed below, the Board continues to believe that our existing proxy access bylaw appropriately balances the shareholder right to proxy access with the best interests of all our shareholders. Our Board believes that a 20 shareholder limit is appropriate because it recognizes administrative considerations and costs while still affording shareholders a meaningful proxy access right. In connection with our 2016 Annual Meeting, our shareholders voted on a proxy access proposal submitted by the proponent, which requested, among other things, that we adopt a proxy access bylaw without the 20 shareholder limit. Our shareholders rejected the proposed proxy access bylaw, with more than 69% of votes cast against the proposal.

Our Existing Proxy Access Bylaw Limit is Consistent with Market Practices

Our Bylaw's limit on the size of a proxy access nominating group is in line with current market practices, with the vast majority of companies imposing the same or a more restrictive limit. Of the 644 companies that adopted proxy access from 2015 through January 2021, 629 companies (over 97%) have adopted a limit on the size of the nominating group, and our 20 shareholder limit is the same or more permissive than the limit adopted at 96% of companies with proxy access provisions. The limit on the size of the nominating group is designed to control the administrative burden of confirming and monitoring share ownership of a large nomination group. Under the current threshold, our shareholders already have the meaningful ability to aggregate their ownership and participate in the director nomination and election process.

Lowe's is Committed to Shareholder Engagement and Sound Governance Practices that Empower our Shareholders

The Board also believes that adoption of this proposal is unnecessary because the Company is committed to high standards of corporate governance and has already taken a number of steps to further achieve greater transparency and accountability to shareholders. With respect to our proxy access bylaw in particular, in 2019, the Board amended the proxy access bylaw to remove the restriction on the re-nomination of a proxy access nominee based on the percentage of votes received in prior elections. Furthermore, our robust shareholder engagement program empowers shareholders to raise their concerns with the Company and enables the Company to effectively address these concerns in a transparent manner.

In addition to our proxy access rights described above, the Board regularly reviews our corporate governance practices to identify and, where appropriate, to adopt potential enhancements. Some of the Company's strong governance policies and practices include:

- Annual election of directors by a majority of votes cast in uncontested elections;

- 10 of 11 director nominees are independent, including our Chairman, and the five Board committees are comprised only of independent directors;

- The Nominating and Governance Committee evaluates each director annually and makes a recommendation to the Board on his or her nomination for election;

- Shareholders owning 15% of shares outstanding have the right to call a special meeting of shareholders (threshold was reduced from 25% to 15% at the 2020 Annual Meeting pursuant to a management proposal);

- We provide opportunities for our shareholders to communicate directly with our Board; and

- Our Board is highly engaged, including on matters of corporate strategy, governance and sustainability-related matters.

Consistent with its current practice, the Board will continue to evaluate the future implementation of appropriate corporate governance measures.

Summary

The Board continues to believe that the current proxy access bylaw provides a meaningful opportunity for our shareholders to nominate directors and is in line with current market practices. Our robust shareholder engagement program provides multiple opportunities for our shareholders to communicate directly with the Board. In light of these practices, the Board believes that adoption of this proposal is not advisable. Lowe's welcomes continued engagement with shareholders on these issues.

Upon receiving an oral or written request, the Company will promptly provide each shareholder proponent's address and number of voting securities held.

The Board of Directors unanimously recommends a vote "AGAINST" this shareholder proposal.

General Information

Why am I receiving these materials?

You have received these materials because the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that the Company is required to provide you under the SEC rules and is designed to assist you in voting your shares.

What is a proxy?

The Board is asking for your proxy. This means you authorize the individuals selected by the Company to vote your shares at the Annual Meeting in the way that you instruct. All shares represented by valid proxies received and not revoked before the Annual Meeting will be voted in accordance with the shareholder's specific voting instructions.

Why did I receive a one-page notice regarding Internet availability of proxy materials instead of a full set of proxy materials?

The SEC rules allow companies to choose the method for delivery of proxy materials to shareholders. For most shareholders, the Company has elected to mail a notice regarding the availability of proxy materials on the Internet (the "Notice of Internet Availability of Proxy Materials" or the "Notice"), rather than sending a full set of these materials in the mail. The Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials (including the Proxy Statement and form of proxy), as applicable, was sent to shareholders beginning April 15, 2021, and the proxy materials were posted on the Investor Relations page of our website at ir.lowes.com, and on the website referenced in the Notice on the same day. Utilizing this method of proxy delivery expedites receipt of proxy materials by the Company's shareholders and lowers the cost of the Annual Meeting. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions in the Notice for requesting a copy.

What is included in these proxy materials?

These materials include:

- the Notice of Annual Meeting and Proxy Statement; and
- the 2020 Annual Report to Shareholders, which contains the Company's audited consolidated financial statements.

If you received a printed copy of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

There are four proposals scheduled to be voted on at the Annual Meeting:

- the election of the 11 director candidates nominated by the Board;
- the approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2020;
- the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021; and
- a shareholder proposal regarding amending the Company's proxy access bylaw to remove shareholder aggregation limits.

The Board is not aware of any other matters to be brought before the Annual Meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the Board's voting recommendations?

The Board unanimously recommends that you vote your shares:

- "FOR" the election of each of the director nominees named in this Proxy Statement to the Board;
- "FOR" the approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2020;
- "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021; and
- "AGAINST" the shareholder proposal regarding amending the Company's proxy access bylaw to remove shareholder aggregation limits.

When is the record date and who is entitled to vote?

The Board set March 22, 2021 as the record date. As of the record date, 717,178,375 shares of Common Stock were issued and outstanding. Shareholders are entitled to one vote per share of Common Stock outstanding on the record date on any matter presented at the Annual Meeting.

What is a shareholder of record and "street name" holder?

A shareholder of record or registered shareholder is a shareholder whose ownership of Common Stock is reflected directly on the books and records of the Company's transfer agent, Computershare Trust Company, N.A. If you hold Common Stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a shareholder of record. For shares held in street name, the shareholder of record is your bank, broker or similar organization. The Company only has access to ownership records for the registered shares.

Who can attend the Annual Meeting?

In light of the ongoing public health concerns related to the COVID-19 pandemic, we are holding the Annual Meeting in a virtual-only format via live audio webcast. You will not be able to attend the Annual Meeting in person. We have endeavored to provide shareholders with the same rights and opportunities for participation in the Annual Meeting online as an in-person meeting. We look forward to returning to the in-person meeting format once it is safe to do so.

If you are a registered shareholder of Common Stock holding shares at the close of business on the record date (March 22, 2021), you may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LOW2021 and logging in by entering the 16-digit control number found on your proxy card or Notice, as applicable. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice, as applicable. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" (which will include a 16-digit control number) in order to be able to attend, participate in or vote at the Annual Meeting.

If you lost your 16-digit control number or are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/LOW2021 and registering as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting.

You may log into the Annual Meeting at www.virtualshareholdermeeting.com/LOW2021 beginning at 9:45 a.m. Eastern Time on May 28, 2021. The Annual Meeting will begin promptly at 10:00 a.m. Eastern Time on May 28, 2021. We recommend that you log in before the Annual Meeting starts to allow time to check your internet connection, confirm your browser is up-to-date, and ensure you can hear the streaming audio. If you experience any technical difficulties during the Annual Meeting, we will have technicians ready to assist you, and a toll-free number will be available on our virtual shareholder meeting site for assistance. If there are any technical issues in convening or hosting the Annual Meeting, we will promptly post information on the Investor Relations page of our website at ir.lowes.com, including information on when the Annual Meeting will be reconvened.

How will the Annual Meeting be Conducted?

The Annual Meeting will be conducted in a virtual-only meeting format via live audio webcast. An Annual Meeting program containing rules of conduct for the Annual Meeting, similar to that used for our regular in-person meetings, will be provided to attendees in advance of and during the Annual Meeting at www.virtualshareholdermeeting.com/LOW2021. The rules of conduct will contain more information regarding the Q&A process, including the number and types of questions permitted, the time allotted for questions and how questions will be recognized, answered and disclosed.

Only shareholders who entered the Annual Meeting by entering the 16-digit control number found on their proxy cards, voter instruction forms, Notices or legal proxies, as applicable, may vote and ask questions at the Annual Meeting.

Shareholders may submit questions before and during the meeting via the "Submit a Question" field at www.virtualshareholdermeeting.com/LOW2021. We plan to answer questions pertinent to company matters as time allows during the Annual Meeting. Questions that are substantially similar may be grouped and answered once to avoid repetition. Shareholder questions related to personal or customer-related matters, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the Annual Meeting. If a pertinent question is

unable to be answered because of time constraints, we will post answers to any such unanswered questions (consolidating repetitive questions) on the Investor Relations page of our website as soon as practicable after the Annual Meeting.

We will make a replay of the Annual Meeting available on the Investor Relations page of our website after the Annual Meeting.

How do I vote?

You may vote by proxy or at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy before the Annual Meeting using one of the following methods: (i) vote via the Internet at the Internet site address listed on the proxy card or voting instruction form; (ii) vote by telephone; or (iii) complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided. If you received only a Notice of Internet Availability of Proxy Materials by mail or by email, you may vote your shares at the Internet site address listed on your Notice or by telephone. If you plan to vote during the Annual Meeting rather than in advance, you may do so by entering the 16-digit control number found on your proxy card, voting instruction form, Notice or legal proxy, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2021. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote as described in the following Q&A.

How can I revoke my proxy or change my vote?

You may revoke your proxy or change your vote as follows:

• **Shareholders of record.** You may revoke your proxy or change your vote at any time prior to the taking of the vote at the Annual Meeting by (i) submitting a written notice of revocation to Ross W. McCanless, General Counsel and Corporate Secretary, at Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117; (ii) delivering a proxy bearing a later date using any of the voting methods described in the immediately preceding Q&A, including via the Internet or by telephone, and until the applicable deadline for each method specified in the accompanying proxy card or Notice of Internet Availability of Proxy Materials; or (iii) attending the Annual Meeting and voting by entering the 16-digit control number found on your proxy card, or Notice, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2021.

Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote at the meeting. For all methods of voting, the last vote cast will supersede all previous votes.

• **Beneficial owners of shares held in "street name."** You may change or revoke your voting instructions by following the specific directions provided to you by the holder of record, or by attending the Annual Meeting and voting by entering the 16-digit control number found on your, voting instruction form, Notice or legal proxy, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2021.

What happens if I vote by proxy and do not give specific voting instructions?

Shareholders of record. If you are a shareholder of record and you vote by proxy, via the Internet, by telephone or by signing, dating and returning a proxy card, without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the Annual Meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on that matter with respect to your shares. This is referred to as a "broker non-vote."

The election of directors, the advisory vote to approve the Company's named executive officer compensation in fiscal 2020, and the shareholder proposal are non-routine matters. Consequently, without your voting instructions, the organization that holds your shares cannot vote your shares on these proposals. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021 is considered a routine matter.

What is the voting requirement to approve each of the proposals?

Proposal 1: Election of Directors. In uncontested elections, directors are elected by the affirmative vote of a majority of the outstanding shares of the Company's voting securities voted at the meeting by those attending or by proxy, including those shares for which votes are cast as "withheld." In the event that a director nominee fails to receive the required majority vote, the Board may decrease the number of directors, fill any vacancy or take other appropriate action. If the number of nominees exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast by the holders of voting securities entitled to vote in the election.

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation. Approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2020 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal). The results of the advisory vote will not be binding on the Company, the Compensation Committee or the Board. The Compensation Committee and the Board will, however, review the voting result and take it into consideration when making future decisions regarding executive compensation.

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal).

Proposal 4: Shareholder Proposal. Approval of the shareholder proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the numbers of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal).

Other Items. Approval of any other matters requires the affirmative vote of a majority of the votes cast on the item at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the item must exceed the number of shares voted "against" such item).

What is the quorum for the Annual Meeting? How are withhold votes, abstentions and broker non-votes treated?

The presence, online at the scheduled time or by proxy, of the holders of a majority of the votes entitled to be cast by the holders of Common Stock is necessary for the transaction of business at the Annual Meeting. Your shares are counted as being present if you vote at the Annual Meeting or by submitting a properly executed proxy card or voting instruction form via the Internet, by telephone or by mail. Abstentions and broker non-votes are counted as present or represented for the purpose of determining a quorum for the Annual Meeting. With respect to Proposal 1, the election of directors, only "for" and "withhold" votes may be cast. "Withheld" votes are counted as votes cast and, because the election of directors requires the affirmative vote of a majority of the votes cast, have the effect of voting against the election of the applicable director nominee(s). Broker non-votes will not be counted as votes cast and, therefore, will not have any effect on the election of director nominees.

With respect to Proposals 2, 3, and 4, the advisory vote to approve the Company's named executive officer compensation in fiscal 2020, ratifying the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2021 and the shareholder proposal, respectively, abstentions and broker non-votes will not be counted as votes cast and, therefore, will not have any effect on the outcomes of these proposals.

Who pays for solicitation of proxies?

The Company is paying the cost of soliciting proxies and will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their proxies. In addition to soliciting the proxies by mail and the Internet, certain of the Company's directors, officers and employees, without compensation, may solicit proxies personally or by telephone, facsimile and e-mail. The Company has engaged Innisfree M&A Incorporated to assist in distributing proxy materials and soliciting proxies for the Annual Meeting for a fee of approximately $25,000.

Where can I find the voting results of the Annual Meeting?

The Company will publish final voting results in the Company's Quarterly Report on Form 10-Q for the first quarter of fiscal 2021 or in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

Additional Information

DELIVERY OF PROXY MATERIALS

As permitted by the Exchange Act, only one copy of this Proxy Statement and the 2020 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, is being delivered to shareholders residing at the same address, unless such shareowners have notified the Company of their desire to receive multiple copies of proxy statements, annual reports or notices.

The Company will promptly deliver, upon oral or written request, a separate copy of this Proxy Statement and the 2020 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, to any shareholder residing at a shared address to which only a single copy was mailed. Requests for additional copies of this Proxy Statement, the 2020 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, and/or requests for multiple copies of future proxy statements, annual reports or notices should be directed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowes Boulevard, Mooresville, North Carolina 28117, or 1-800-813-7613.

Shareholders residing at the same address and currently receiving multiple copies of proxy statements, annual reports or notices may contact Lowe's Investor Relations Department at the address and phone number above to request that only a single copy be mailed in the future.

ELECTRONIC DELIVERY OF PROXY MATERIALS

Shareholders can elect to view future proxy materials and annual reports over the Internet instead of receiving paper copies in the mail. If you received a paper copy of this year's proxy materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided on your proxy card or voting instruction form. If you received only a Notice of Internet Availability of Proxy Materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided when you vote online at the Internet site address listed on your Notice.

Choosing to receive your future proxy materials by e-mail will help the Company conserve natural resources and reduce the costs of printing and distributing its proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

SHAREHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING

Rule 14a-8 Proposals. Proposals of shareholders intended to be included in the Company's proxy materials for its 2022 Annual Meeting of Shareholders must be received by the Company on or before December 16, 2021. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to the attention of Ross W. McCanless, General Counsel and Corporate Secretary, at Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117. Submission of a Rule 14a-8 proposal does not guarantee that it will appear in the proxy materials.

Advance Notice & Proxy Access. In addition, (i) shareholder proposals and shareholder nominations for candidates for election as directors submitted for consideration at the 2022 Annual Meeting of Shareholders but not submitted for inclusion in the Company's proxy materials for that meeting pursuant to Rule 14a-8 and (ii) director nominees submitted to the Company by qualifying shareholders pursuant to the Company's proxy access bylaw to be included in the Company's proxy materials for the 2022 Annual Meeting of Shareholders must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Annual Meeting. As a result, notice given by a shareholder pursuant to the provisions of the Company's Bylaws (other than notice pursuant to Rule 14a-8) must be received no earlier than December 29, 2021 and no later than January 28, 2022. However, if the date of the 2022 Annual Meeting of Shareholders is moved more than 30 days before or more than 60 days after May 28, 2022, then notice by the shareholder must be delivered, or mailed and received, not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement (as defined in the Company's Bylaws) of the date of such

annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Shareholder proposals (including proxy access director nominations) must satisfy the applicable requirements and include the specified information concerning the proposal or nominee as described in the Company's Bylaws

ANNUAL REPORT

The 2020 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, accompanies this Proxy Statement. The 2020 Annual Report to

Shareholders is also posted at the following website addresses: ir.lowes.com and www.proxyvote.com. The 2020 Annual Report to Shareholders and the Annual Report on Form 10-K for the fiscal year ended January 29, 2021, which contains the Company's consolidated financial statements and other information about the Company, are not incorporated by reference in this Proxy Statement and are not to be deemed a part of the proxy soliciting material. **The Company will also provide, without charge, its Annual Report on Form 10-K for the fiscal year ended January 29, 2021 upon written request** addressed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowes Boulevard, Mooresville, North Carolina 28117.

Appendix A

CATEGORICAL STANDARDS FOR DETERMINATION OF DIRECTOR INDEPENDENCE

It has been the long-standing policy of Lowe's Companies, Inc. (the "Company") to have a substantial majority of independent directors. No director shall qualify as independent under the New York Stock Exchange ("NYSE") corporate governance rules unless the board of directors of the Company (the "Board of Directors") affirmatively determines that the director has no material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The NYSE's corporate governance rules include several "bright line" tests for director independence. No director who has a direct or indirect relationship that is covered by one of those tests shall qualify as an independent director. However, a director who meets all of the bright line independence criteria shall not be automatically presumed to be independent; the Board of Directors must still make an affirmative determination that each director has no material relationship with the Company. In making its independence determination for each director, the Board of Directors shall broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the Company, the Board of Directors shall consider the issue not merely from the standpoint of the director, but also from the standpoint of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

****

The Board of Directors has determined that the following relationships with the Company, either directly or indirectly, will not be considered material relationships for purposes of determining whether a director is independent:

- **Relationships in the ordinary course of business.** Relationships involving (1) the purchase or sale of products or services or (2) lending, deposit, banking or other financial service relationships, either by or to the Company or its subsidiaries and involving a director, his or her immediate family members, or an organization of which the director or an immediate family member is a partner, shareholder, officer, employee or director if the following conditions are satisfied:

  - any payments made to, or payments received from, the Company or its subsidiaries in any single fiscal

year within the last three fiscal years do not exceed the greater of (i) $1 million or (ii) 2% of such other organization's consolidated gross revenues;

  - the products and services are provided in the ordinary course of business and on substantially the same terms and conditions, including price, as would be available either to similarly situated customers or current employees;

  - the relationship does not involve consulting, legal, or accounting services provided to the Company or its subsidiaries; and

  - any extension of credit was in the ordinary course of business and was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other similarly situated borrowers.

- **Relationships with organizations to which a director is connected solely as a shareholder or partner.** Any other relationship between the Company or one of its subsidiaries and a company (including a limited liability company) or partnership to which a director is connected solely as a shareholder, member or partner as long as the director is not a principal shareholder or principal partner of the organization. For purposes of this categorical standard, a person is a principal shareholder of a company if he or she directly or indirectly, or acting in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of the company. A person is a principal partner of a partnership if he or she directly or indirectly, or acting in concert with one or more persons, owns, controls, or has the power to vote a 25% or more general partnership interest, or more than a 10% overall partnership interest. Shares or partnership interests owned or controlled by a director's immediate family member who shares the director's home are considered to be held by the director.

- **Contributions to charitable organizations.** Contributions made or pledged by the Company, its subsidiaries, or by any foundation sponsored by or associated with the Company or its subsidiaries to a charitable organization of which a director or his or her immediate family member is an executive officer, director, or trustee if the following conditions are satisfied:

  - within the preceding three fiscal years, the aggregate amount of such contributions during any single fiscal year of the charitable organization did not exceed the greater of $1 million or 2% of the

charitable organization's consolidated gross revenues for that fiscal year; and

- the charitable organization is not a family foundation created by the director or an immediate family member.

For purposes of this categorical standard, contributions made to any charitable organization pursuant to a matching gift program maintained by the Company or by its subsidiaries or by any foundation sponsored by or associated with the Company or its subsidiaries shall not be included in calculating the materiality threshold set forth above.

- **Equity relationship.** If the director, or his or her immediate family member, is an executive officer of another organization in which the Company owns an equity interest, and if the amount of the Company's interest is less than 10% of the total voting interest in the other organization.

- **Stock ownership.** The director is the beneficial owner (as that term is defined under Rule 13d of the Securities Exchange Act of 1934, as amended) of less than 10% of the Company's outstanding capital stock.

- **Other family relationships.** A director's relative who is not an immediate family member of the director has a relationship with the Company.

- **Employment relationship.** The director has not been an employee of the Company or any of its subsidiaries during the last five years.

- **Employment of immediate family members.** No immediate family member of the director is a current employee or has been an executive officer during the last five years, of the Company or any of its subsidiaries.

- **Relationships with acquired or joint venture entities.** In the last five years, the director has not been an executive officer, founder or principal owner of a business organization acquired by the Company, or of a firm or entity that was part of a joint venture or partnership including the Company.

- **Voting arrangements.** The director is not a party to any contract or arrangement with any member of the Company's management regarding the director's nomination or election to the Board of Directors or requiring the director to vote with management on proposals brought before the Company's shareholders.

Definitions of Terms Used in these Categorical Standards

- "Immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. It does not include individuals who are no longer immediate family members as the result of legal separation or divorce, or those who have died or become incapacitated.

- "Executive officer" means the principal executive officer, president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy-making functions for an organization.

LOWE'S

Appendix B

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Management uses certain non-GAAP financial measures, because it considers them to be important supplemental measures of the Company's performance. Management also believes that these non-GAAP financial measures provide additional insight for analysts and investors in evaluating the Company's financial and operating performance. As used in this Proxy Statement, we have presented non-GAAP financial measures to exclude, as applicable, the impacts of certain discrete items, as further detailed below, not contemplated in Lowe's business outlooks for fiscal 2020 and fiscal 2019. These non-GAAP financial measures should not be considered an alternative to, or more meaningful indicator of, the Company's financial and operating performance in accordance with GAAP. The Company's methods of determining these non-GAAP financial measures may differ from the methods used by other companies for this or similar non-GAAP financial measures. Accordingly, these non-GAAP measures may not be comparable to the measures used by other companies.

The following provides a reconciliation of adjusted operating income to operating income and adjusted diluted earnings per share to diluted earnings per common share, the most directly comparable GAAP financial measures.

	Operating Income (MM)
Fiscal 2020 Results, As Reported	$9,647
Canada restructuring[1]	45
Adjusted Fiscal 2020 Results	$9,692

	Year Ended					
	January 29, 2021			January 31, 2020		
Name	Pre-Tax Earnings	Tax	Net Earnings	Pre-Tax Earnings	Tax	Net Earnings
Diluted Earnings Per Share, As Reported			$7.75			$ 5.49
Loss on extinguishment of debt[2]	1.41	(0.36)	1.05	—	—	—
Canada restructuring[1]	0.06	—	0.06	0.29	0.02	0.31
Mexico adjustments[3]	—	—	—	0.05	(0.11)	(0.06)
Adjusted Diluted Earnings Per Share			$8.86			$ 5.74

(1) Represents pre-tax operating costs related to inventory write-downs and other closing costs associated with the Company's strategic review of its Canadian operations.

(2) Represents costs associated with the extinguishment of debt in connection with cash tender offers on an aggregate principal amount of $3.0 billion in outstanding notes.

(3) Represents adjustments associated with the Company's decision to pursue a sale through liquidation of its Mexico operations, instead of its original intention of selling the operating business. As a result, the Company recognized a favorable tax benefit, offset by operating losses, net of tax, for the period associated with the wind-down of the Mexico operations.



LOWE'S COMPANIES, INC.

1000 Lowes Boulevard
Mooresville, North Carolina 28117

www.Lowes.com

